As filed with the Securities and Exchange Commission on January 23, 2002.
                                             Commission File Nos. 333-_______
                                                                  811-08401

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]

Pre-Effective Amendment No.                                 [    ]

Post-Effective Amendment No.                                [    ]

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 17                                              [X]

                            JNLNY Separate Account I
                           (Exact Name of Registrant)

               Jackson National Life Insurance Company of New York
                               (Name of Depositor)

                             2900 Westchester Avenue
                            Purchase, New York 10577
              (Address of Depositor's Principal Executive Offices)

        Depositor's Telephone Number, including Area Code: (888) 367-5651

                                Susan Rhee, Esq.
                     Jackson National Life Insurance Company
                                 1 Corporate Way
                                Lansing, MI 48951
                     (Name and Address of Agent for Service)

                                    Copy to:
                                   Joan Boros
                                 Jorden Burt LLP
                                 Suite 400 East
                           Washington, D.C. 20007-0805

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this filing.

Calculation of Registration Fee under the Securities Act of 1933:

Registrant  is  registering  an  indefinite   number  of  securities  under  the
Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.

Title of Securities Being Registered: Variable Portion of Individual and Group Deferred Variable Annuity Contracts

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                            JNLNY SEPARATE ACCOUNT I
                     REFERENCE TO ITEMS REQUIRED BY FORM N-4

N-4 Item                                              Caption in Prospectus or
                                                      Statement of Additional
                                                      Information relating to
                                                      each Item


Part A.   Information Required in a Prospectus        Prospectus

1.        Cover Page                                  Cover Page

2.        Definitions                                 Not Applicable

3.        Synopsis                                    Key Facts; Fee Table

4.        Condensed Financial Information             Not Applicable


5.        General Description of Registrant,          Jackson National; The
          Depositor and Portfolio Companies           Separate Account;
                                                      Investment Divisions

6.        Deductions and Expenses                     Contract Charges

7.        General Description of Variable             The Annuity Contract;
          Annuity Contracts                           Purchases; Transfers;
                                                      Access To Your Money;
                                                      Income Payments (The
                                                      Income Phase); Death
                                                      Benefit; Other
                                                      Information

8.        Annuity Period                              Income Payments (The
                                                      Income Phase)

9.        Death Benefit                               Death Benefit

10.       Purchases and Contract Value                Purchases

11.       Redemptions                                 Access To Your Money

12.       Taxes                                       Taxes; Additional Tax
                                                      Information

13.       Legal Proceedings                           Other Information

14.       Table of Contents of the Statement of       Table of Contents of
          Additional Information                      Statement of Additional
                                                      Information

Part B.   Information Required in Statement of        Statement of
          Additional Information                      Additional Information

15.       Cover Page                                  Cover Page

16.       Table of Contents                           Table of Contents

17.       General Information and History             General Information
                                                      and History

18.       Services                                    Services

19.       Purchase of Securities Being Offered        Purchase of Securities
                                                      Being Offered

20.       Underwriters                                Underwriters

21.       Calculation of Performance Data             Calculation of
                                                      Performance

22.       Annuity Payments                            Net Investment Factor

23.       Financial Statements                        Financial Statements

Part C.

Information required to be included in Part C is set forth under the appropriate item, so numbered, in Part C of this Registration Statement.

Explanatory Note

This Registration Statement contains 33 Series of the JNL Series Trust. The Registrant undertakes to update this Explanatory Note, as needed, each time a Post-Effective Amendment is filed.

                            PERSPECTIVE FOCUS III SM
                           FIXED AND VARIABLE ANNUITY
                                    ISSUED BY
       JACKSON NATIONAL LIFE INSURANCE COMPANY(REGISTERED) OF NEW YORK AND
                            JNLNY SEPARATE ACCOUNT I

The CONTRACTS offered in this prospectus are the variable portions of individual and group, flexible premium, fixed and variable deferred annuity contracts, with:

>> 1 GUARANTEED FIXED ACCOUNT, (with a guaranteed period of 1 year), which offers a minimum interest rate that is guaranteed by Jackson National Life Insurance Company of New York ("we" or "us");

>> 43 INVESTMENT DIVISIONS of JNLNY Separate Account I (the "Separate Account") each of which purchases shares of one Series of JNL Series Trust or JNLNY Variable Fund I LLC, mutual funds with a full range of investment objectives;

>> A BASE CONTRACT designed to facilitate your RETIREMENT SAVINGS or other long-term investment purposes by permitting you to:

     o accumulate savings for your retirement on a TAX-DEFERRED BASIS during the ACCUMULATION PHASE on a fixed, variable, or fixed and variable basis;

     o receive income payments in the INCOME PHASE on a fixed, variable or fixed and variable basis;

     o if you die before the income phase, receive a basic DEATH BENEFIT that will never be less than the total premiums (minus withdrawals, charges and taxes) you have paid us; and

     o have significant ACCESS TO YOUR CONTRACT VALUES without incurring a withdrawal charge in the event of certain serious health-related emergencies.

>> A variety of OPTIONAL FEATURES that, for additional charges, give you the flexibility to add additional benefits to your base contract, according to your personal preferences, including:

     o    2 types of OPTIONAL DEATH BENEFITS; and

     o a "CONTRACT ENHANCEMENT" (under which we credit your contract values with 2% of each premium payment you make in the first contract year).

EXPENSES FOR A CONTRACT WITH A CONTRACT ENHANCEMENT WILL BE HIGHER THAN THOSE FOR A CONTRACT WITHOUT A CONTRACT ENHANCEMENT AND IN SOME CASES THE AMOUNT OF A CONTRACT ENHANCEMENT MAY BE MORE THAN OFFSET BY THOSE EXPENSES.

WE OFFER OTHER VARIABLE ANNUITY PRODUCTS THAT OFFER DIFFERENT PRODUCT FEATURES, BENEFITS AND CHARGES
--------------------------------------------------------------------------------

PLEASE READ THIS PROSPECTUS BEFORE YOU PURCHASE A CONTRACT. IT CONTAINS IMPORTANT INFORMATION ABOUT THE CONTRACT THAT YOU SHOULD KNOW BEFORE INVESTING. YOU SHOULD KEEP THIS PROSPECTUS FOR FUTURE REFERENCE.

To learn more about the Perspective Focused III Fixed and Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated __________________, 2002, by calling us at (800) 599-5651 or by writing us at:
Annuity Service Center, P.O. Box 0809, Denver, Colorado 80263-0809. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The Table of Contents of the SAI appears at the end of this prospectus. The SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC.

--------------------------------------------------------------------------------

THE SEC HAS NOT APPROVED OR DISAPPROVED THE PERSPECTIVE FOCUS III FIXED AND VARIABLE ANNUITY OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. IT IS A CRIMINAL OFFENSE TO REPRESENT OTHERWISE.

--------------------------------------------------------------------------------
o Not FDIC/NCUA insured o Not Bank/CU guaranteed o May lose value o Not a deposit o Not insured by any federal agency
--------------------------------------------------------------------------------

"JNL(REGISTERED)",   "JACKSON   NATIONAL(REGISTERED)"   AND  "JACKSON   NATIONAL
LIFE(REGISTERED)" ARE TRADEMARKS OF JACKSON NATIONAL LIFE INSURANCE COMPANY.

                                __________, 2002



                                TABLE OF CONTENTS


KEY FACTS...................................................................1
FEE TABLE...................................................................3
THE ANNUITY CONTRACT.......................................................10
JACKSON NATIONAL...........................................................10
THE FIXED ACCOUNTS.........................................................10
THE SEPARATE ACCOUNT.......................................................11
INVESTMENT DIVISIONS.......................................................11
CONTRACT CHARGES...........................................................17
PURCHASES..................................................................21
TRANSFERS..................................................................23
ACCESS TO YOUR MONEY.......................................................24
INCOME PAYMENTS (THE INCOME PHASE).........................................25
DEATH BENEFIT..............................................................26
TAXES......................................................................29
OTHER INFORMATION..........................................................31
PRIVACY POLICY.............................................................33
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION...................35
APPENDIX A................................................................A-1
APPENDIX B................................................................B-1

                                    KEY FACTS

THE ANNUITY CONTRACT

Your Contract permits you to accumulate your contract values

o on a fixed basis through allocations to our Guaranteed Fixed Account (with guaranteed period of 1 year), or

o on a variable basis, by allocations to one or more of the investment divisions of our Separate Account (the "INVESTMENT DIVISIONS"). (We refer to the Guaranteed Fixed Account and the Investment Divisions together as "ALLOCATION OPTIONS.")

Regardless of which Allocation Option(s) you select, investment earnings on your premiums will be TAX DEFERRED. Your Contract is intended to help you save for your retirement or other long-term investment purposes and provides for a DEATH BENEFIT during the ACCUMULATION PHASE (when you make premium payments to us) and a variety of income options during the INCOME PHASE (when we make income payments to you). We generally will not issue a Contract to anyone over age 90.

--------------------------------------------------------------------------------
OPTIONAL FEATURES

Optional features of your Contract include:

o an EARNINGS PROTECTION BENEFIT ENDORSEMENT (a form of enhanced death benefit that may add up to 40% of your Contract's earnings to the death benefit otherwise payable at your death);

o an OPTIONAL DEATH BENEFIT ENDORSEMENT that permits you to protect your Contract's minimum death benefit values and/or to protect all or a portion of any investment gains under your Contract from subsequent investment losses; and

o a CONTRACT ENHANCEMENT ENDORSEMENT (a credit to your contract value from our general account equal to 2% of your premium payments in the first contract year);

These optional features will be available only if approved by the state of New York.

--------------------------------------------------------------------------------
ALLOCATION

Options You may not allocate your contract values to more than 18 Allocation Options, at any one time. Each Investment Division invests in a single SERIES (investment portfolio) of an underlying mutual fund.

--------------------------------------------------------------------------------
PURCHASES

Under most circumstances, you must make an initial premium payment of at least $10,000 ($2,000 for a qualified plan contract). You are permitted to make subsequent premium payments at any time during the accumulation phase. Each subsequent payment must be at least $500 ($50 under an automatic payment plan).
--------------------------------------------------------------------------------
ACCESS TO YOUR MONEY

You can withdraw all or a portion of your contract values during the accumulation phase. Withdrawals may be subject to a withdrawal charge. We may also deduct any withholding taxes imposed from the amount payable or your remaining values under the Contract. You may also have to pay taxes and a tax penalty on money you withdraw.

--------------------------------------------------------------------------------
INCOME PAYMENTS

You may choose to receive regular income payments from us (most typically, when you retire). During this "INCOME PHASE," you have the same variable allocation options as during the accumulation phase.

--------------------------------------------------------------------------------
DEATH BENEFIT

If you die before moving to the income phase, the person you have chosen as your BENEFICIARY will receive a death benefit of at least the greater of your contract value on the date we receive proof of death and completed claim forms from your beneficiary or the total premiums you have paid since your Contract was issued, minus prior withdrawals (including any applicable charges), annual contract maintenance charges, transfer charges, any applicable charges due under any endorsement and premium taxes. All adjustments to the Net Premiums will occur at the time of the transaction and all amounts withdrawn will reduce the Net Premiums in the same proportion that the contract value was reduced on the date of that withdrawal. If you select the Earnings Protection Benefit Endorsement, the death benefit may be enhanced if there is positive investment performance.
--------------------------------------------------------------------------------
FREE LOOK

If you cancel your Contract within twenty days after receiving it, we will return the contract value in the Investment Divisions plus any fees and expenses deducted from the premium prior to allocation to the Investment Divisions plus the premium allocated to the Guaranteed Fixed Account, minus any withdrawals from the Guaranteed Fixed Account, and Contract Enhancement recapture charge attributable to the Contract Enhancement Endorsement as of the postmark date or the date the Contract is returned to the selling agent.

--------------------------------------------------------------------------------
TAXES

Under the Internal Revenue Code you generally will not be taxed on the earnings on your contract value until you make a withdrawal (this is referred to as TAX-DEFERRAL). There are different rules as to how you will be taxed depending on how you take the money out and whether your Contract is non-qualified or purchased as part of a qualified plan. Earnings are taxed as ordinary income when withdrawn and, if withdrawn prior to age 59 1/2, may be subject to a tax penalty.
--------------------------------------------------------------------------------
EXPENSES

Your Contract has insurance features and investment features, and there are costs related to each. Each Series has its own expenses. The Contract's charges and Series expenses are described in the following Fee Table:

                                    FEE TABLE

OWNER TRANSACTION EXPENSES
        WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):
        Completed Years Since Receipt of Premium1                   0       1       2       3+
        Withdrawal Charge                                           8%      7%      6%      0%

        CONTRACT ENHANCEMENT RECAPTURE CHARGE (IMPOSED ON WITHDRAWALS OR ON THE
        INCOME DATE, AS A PERCENTAGE OF FIRST YEAR PREMIUM PAYMENTS IF AN
        OPTIONAL CONTRACT ENHANCEMENT IS SELECTED)
        Completed Years Since Receipt of Premium2                   0       1        2         3+
        Recapture Charge (2% Credit)                               2%     1.5%      .75%       0%

         TRANSFER CHARGE: $25 for each transfer in excess of 15 in a contract year(3)
         ANNUAL CONTRACT MAINTENANCE CHARGE:   $30(4)
         COMMUTATION FEE: If you make a total withdrawal from your contract after income payments have commenced under income option 4, or if after your death during the period for which payments are guaranteed to be made under income option 3 your beneficiary elects to receive a lump sum payment, the amount received will be reduced by an amount equal to the difference between the present value of any remaining guaranteed payments (as of the date of calculation) calculated using a (a) discount rate that is equal to the rate assumed in calculating the initial income payment and (b) discount rate that is no more than 1% higher than (a).

SEPARATE ACCOUNT ANNUAL EXPENSES (as an annual percentage of average daily account value)

        BASE CONTRACT CHARGES
        ---------------------
        MORTALITY AND EXPENSE RISK CHARGES                      1.50%(5)
        ADMINISTRATION CHARGE                                    .15%
                                                               ------
        TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
        (WITH NO OPTIONAL BENEFITS)                             1.65%
        CHARGES FOR OPTIONAL ENDORSEMENTS
        ---------------------------------
        EARNINGS PROTECTION BENEFIT                              .30%
        OPTIONAL DEATH BENEFIT                                   .15%
        CONTRACT ENHANCEMENT (2% CREDIT)                         .67%(6)
                                                               -------
        TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES
        (WITH MAXIMUM OPTIONAL ENDORSEMENTS)                    2.77%(7)

--------
     1 Withdrawal charges are deducted on the income date if that date is within 13 months of the issue date, upon partial withdrawals in excess of free withdrawal amounts, and upon total withdrawal.
     2 Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of free withdrawal amounts and upon total withdrawals.
     3 Dollar cost averaging transfers and rebalancing transfers do not count against the 15 free transfers.
     4 This charge is only imposed if your contract value is less than $50,000 on the date when the charge is assessed.
     5 Starting in the seventh contract year or upon annuitization, if earlier than the beginning of the seventh contact year, the Mortality and Expense Risk Charge will be 1.30%.
     6 This charge is only deducted for the first three contract years.
     7 Starting in the seventh contract year, the Total Separate Account Annual Expenses (with maximum optional endorsements) will be 1.90%.


SERIES ANNUAL EXPENSES
(as an annual percentage of the Series' average daily net assets)


                                                                       MANAGEMENT       ESTIMATED
                                                                          AND          DISTRIBUTION                TOTAL SERIES
SERIES NAME                                                          ADMINISTRATIVE      (12b-1)        OTHER         ANNUAL
                                                                          FEE(8)          FEES(9)     EXPENSES       EXPENSES
------------------------------------------------------------------ ------------------- ------------- ------------ ---------------
AIM/JNL Large Cap Growth Series                                         1.10%             .01%(10)        0%            1.11%
AIM/JNL Small Cap Growth Series                                         1.15%             .01%(10)        0%            1.16%
AIM/JNL Value II Series                                                 1.05%             .01%(10)        0%            1.06%
Alger/JNL Growth Series                                                 1.07%             .02%            0%            1.09%
Alliance Capital/JNL Growth Series                                       .87%             .02%            0%             .89%
Eagle/JNL Core Equity Series                                             .97%             .04%            0%            1.01%
Eagle/JNL SmallCap Equity Series                                        1.05%             .02%            0%            1.07%
J.P. Morgan/JNL Enhanced S&P 500 Stock Index Series                      .90%             .01%            0%             .91%
Janus/JNL Aggressive Growth Series                                       .98%             .01%(10)        0%             .99%
Janus/JNL Balanced Series                                               1.05%             .03%            0%            1.08%
Janus/JNL Capital Growth Series                                          .99%             .01%10          0%            1.00%
Janus/JNL Global Equities Series(12)                                      1.03%           .02%            0%            1.05%
Lazard/JNL Mid Cap Value Series                                         1.07%             .05%            0%            1.12%
Lazard/JNL Small Cap Value Series                                       1.15%             .03%            0%            1.18%
Mellon Capital Management/JNL S&P 500 Index Series                       .60%             .01%(10)        0%             .61%
Mellon Capital Management/JNL S&P 400 Mid Cap Index Series               .60%             .01%(10)        0%             .61%
Mellon Capital Management/JNL Small Cap Index Series                     .60%             .01%(10)        0%             .61%
Mellon Capital Management/JNL International Index Series                 .65%             .01%(10)        0%             .66%
Mellon Capital Management/JNL Bond Index Series                          .60%             .01%(10)        0%             .61%
Oppenheimer/JNL Global Growth Series                                    1.05%             .01%(10)        0%            1.06%


-------------------

8 Certain Series pay Jackson National Asset Management, LLC, the adviser, an administrative fee for certain services provided to the Series by the adviser. The Oppenheimer/JNL Global Growth Series pays an administrative fee of .15%; the nine S&P/JNL Series do not pay an administrative fee; the other Series pay a
 .10% administrative fee. The Management and Administrative Fee and the Total Series Annual Expenses columns in this table reflect the inclusion of any applicable administrative fee.

9 The  Trustees of JNL Series Trust have  adopted a Brokerage  Enhancement  Plan
(the  "Plan")  in  accordance  with  the  provisions  of Rule  12b-1  under  the
Investment Company Act of 1940. The Plan uses the available brokerage commissions to promote the sale of shares of the Trust. The brokerage commission rates and amounts paid by the Trust are not expected to increase as a result of the Plan. The 12b-1 fee is only paid to the extent that the commission is recaptured by an affiliated broker-dealer. The distribution fee noted is an estimate in that it is not possible to determine with accuracy actual amounts that will be paid under the Plan to affiliated broker-dealers.

10 We anticipate that the 12b-1 fee will be less than .01%.

11 The total annual operating expenses for each S&P/JNL Series (including both the annual operating expenses for the S&P/JNL Series and the annual operating expenses for the underlying Series) could range from .90% to 1.42% (this range reflects an investment in the Series with the lowest and highest Total Series Annual Expenses). The total annual operating expenses for each S&P/JNL Core Index Series (including both the annual operating expenses for the S&P/JNL Core Index Series and the annual operating expenses for the underlying Series) could range from .90% to 1.42% (this range reflects an investment in the Series with the lowest and highest Total Series Annual Expenses). The table below shows estimated total annual operating expenses for each of the S&P/JNL Series based on the pro rata share of expenses that the S&P/JNL Series would bear if they invested in a hypothetical mix of underlying Series. The adviser believes the expenses shown below to be a likely approximation of the expenses the S&P/JNL Series will incur based on the actual mix of underlying Series. The expenses shown below include both the annual operating expenses for the S&P/JNL Series and the annual operating expenses for the underlying Series. The actual expenses of each S&P/JNL Series will be based on the actual mix of underlying Series in which it invests. The actual expenses may be greater or less than those shown.

   S&P/JNL Conservative Growth Series I................................  0.932%
   S&P/JNL Moderate Growth Series I....................................  0.970%
   S&P/JNL Aggressive Growth Series I..................................  1.011%
   S&P/JNL Very Aggressive Growth Series I.............................  1.008%



                                                                       MANAGEMENT       ESTIMATED
                                                                          AND          DISTRIBUTION                TOTAL SERIES
SERIES NAME                                                          ADMINISTRATIVE      (12b-1)        OTHER         ANNUAL
                                                                          FEE(8)          FEES(9)     EXPENSES       EXPENSES
------------------------------------------------------------------ ------------------- ------------- ------------ ---------------
Oppenheimer/JNL Growth Series                                           1.00%             .01%(10)        0%            1.01%
PIMCO/JNL Total Return Bond Series                                       .80%             .01%(10)        0%             .81%
PPM America/JNL Balanced Series                                          .82%             .01%            0%             .83%
PPM America/JNL High Yield Bond Series                                   .82%             .01%(10)        0%             .83%
PPM America/JNL Money Market Series                                      .70%               0%            0%             .70%
Putnam/JNL Growth Series                                                 .94%             .01%            0%             .95%
Putnam/JNL International Equity Series                                  1.17%             .05%            0%            1.22%
Putnam/JNL Midcap Growth Series                                         1.05%             .08%            0%            1.13%
Putnam/JNL Value Equity Series                                           .96%             .02%            0%             .98%
Salomon Brothers/JNL Global Bond Series                                  .95%             .01%(10)        0%             .96%
Salomon Brothers/JNL U.S. Government & Quality Bond Series               .80%             .01%(10)        0%             .81%
S&P/JNL Conservative Growth Series I                                     .20%               0%            0%             .20%
S&P/JNL Moderate Growth Series I(11)                                     .20%               0%            0%             .20%
S&P/JNL Aggressive Growth Series I(11)                                   .20%               0%            0%             .20%
S&P/JNL Very Aggressive Growth Series I(11)                              .20%               0%            0%             .20%
S&P/JNL Equity Growth Series I(11)                                       .20%               0%            0%             .20%
S&P/JNL Equity Aggressive Growth Series I(11)                            .20%               0%            0%             .20%
S&P/JNL Core Index 50 Series(11)                                         .20%               0%            0%             .20%
S&P/JNL Core Index 75 Series(11)                                         .20%               0%            0%             .20%
S&P/JNL Core Index 100 Series(11)                                        .20%               0%            0%             .20%
T. Rowe Price/JNL Established Growth Series                              .92%              .02%           0%             .94%
T. Rowe Price/JNL Mid-Cap Growth Series                                 1.02%              .01%(10)       0%            1.03%
T. Rowe Price/JNL Value Series                                          1.00%              .12%           0%            1.12%
First Trust/JNL The DowSM Target 10 Series(13)                           .85%                0%           0%             .85%


--------------------------------------------------------------------------------
   S&P/JNL Equity Growth Series I......................................  1.010%
   S&P/JNL Equity Aggressive Growth Series I...........................  1.018%
   S&P/JNL Core Index 50 Series .......................................  0.815%
   S&P/JNL Core Index 75 Series........................................  0.762%
   S&P/JNL Core Index 100 Series.......................................  0.712%

S&P NAME. "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Jackson National Life Insurance Company and its affiliates. These Series are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in these Series. Please see the Statement of Additional Information which sets forth certain additional disclaimers and limitations of liabilities on behalf of S&P.

12 The JNL/Janus Global Equities Series (the "Series") is not available through a Division as an investment option and is not available as an underlying series to the S&P/JNL Core Index 50 Series and the S&P/JNL Core Index 75 Series. However, the Series is available as an underlying series of the JNL/S&P Conservative Growth Series I, the JNL/S&P Moderate Growth Series I, the JNL/S&P Aggressive Growth Series I, the JNL/S&P Very Aggressive Growth Series I, the JNL/S&P Equity Growth Series I and the JNL/S&P Equity Aggressive Growth Series I.

13 DOW JONES NAME. "Dow Jones", "Dow Jones Industrial AverageSM", "DJIASM" and "The Dow 10SM" are service marks of Dow Jones & Company, Inc. (Dow Jones). Dow Jones has no relationship to the annuity, other than the licensing of the Dow Jones Industrial Average (DJIA) and its service marks for use in connection with the First Trust/JNL The DowSM Target 10 Series. Please see Appendix A for additional information.

EXAMPLES. You would pay the following expenses on a $1,000 investment if you select the optional Earnings Protection Benefit Endorsement, the optional death benefit endorsement, and the 2% Contract Enhancement endorsement, assuming a 5% annual return on assets:

          (a) if you do not surrender your Contract or if you begin receiving income payments from your Contract after the first year;

          (b)  if you surrender your Contract at the end of each time period.

                                                                                        TIME PERIODS
-------------------------------------------------------------------------------- ------- --------- -------- ---------
                                                                                   1        3         5        10
 DIVISION NAME                                                                    YEAR    YEARS     YEARS    YEARS
-------------------------------------------------------------------------------- ------- --------- -------- ---------
AIM/JNL Large Cap Growth Division                                       (a)        39      119       201      413
                                                                        (b)       119      179       201      413
AIM/JNL Small Cap Growth Division                                       (a)        40      121       203      417
                                                                        (b)       120      181       203      417
AIM/JNL Value II Division                                               (a)        39      118       199      409
                                                                        (b)       119      178       199      409
Alger/JNL Growth Division                                               (a)        39      119       200      411
                                                                        (b)       119      179       200      411
Alliance Capital/JNL Growth Division                                    (a)        37      113       191      394
                                                                        (b)       117      173       191      394
Eagle/JNL Core Equity Division                                          (a)        38      116       196      404
                                                                        (b)       118      176       196      404
Eagle/JNL SmallCap Equity Division                                      (a)        39      118       199      410
                                                                        (b)       119      178       199      410
J.P. Morgan/JNL Enhanced S&P 500 Stock Index Division                   (a)        37      113       192      396
                                                                        (b)       117      173       192      396
Janus/JNL Aggressive Growth Division                                    (a)        38      116       195      403
                                                                        (b)       118      176       195      403
Janus/JNL Balanced Division                                             (a)        39      118       200      410
                                                                        (b)       119      178       200      410
Janus/JNL Capital Growth Division                                       (a)        38      116       196      404
                                                                        (b)       118      176       196      404
Janus/JNL Global Equities Division*                                     (a)        39      118       198      408
                                                                        (b)       119      178       198      408
Lazard/JNL Mid Cap Value Division                                       (a)        39      120       201      414
                                                                        (b)       119      180       201      414
Lazard/JNL Small Cap Value Division                                     (a)        40      121       204      419
                                                                        (b)       120      181       204      419
Mellon Capital Management/JNL S&P 500 Index Division                    (a)        34      105       177      369
                                                                        (b)       114      165       177      369
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division            (a)        34      105       177      369
                                                                        (b)       114      165       177      369
Mellon Capital Management/JNL Small Cap Index Division                  (a)        34      105       177      369
                                                                        (b)       114      165       177      369
Mellon Capital Management/JNL International Index Division              (a)        35      106       180      374
                                                                        (b)       115      166       180      374
Mellon Capital Management/JNL Bond Index Division                       (a)        34      105       177      369
                                                                        (b)       114      165       177      369
Oppenheimer/JNL Global Growth Division                                  (a)        39      118       199      409
                                                                        (b)       119      178       199      409
Oppenheimer/JNL Growth Division                                         (a)        38      116       196      404
                                                                        (b)       118      176       196      404
PIMCO/JNL Total Return Bond Division                                    (a)        36      111       187      387

--------------------------
* The JNL/Janus Global Equities Series (the "Series") is not available through a Division as an investment option and is not available as an underlying series to the S&P/JNL Core Index 50 Series and the S&P/JNL Core Index 75 Series.. However, the Series is available as an underlying series of the JNL/S&P Conservative Growth Series I, the JNL/S&P Moderate Growth Series I, the JNL/S&P Aggressive Growth Series I, the JNL/S&P Very Aggressive Growth Series I, the JNL/S&P Equity Growth Series I and the JNL/S&P Equity Aggressive Growth Series I.


                                                                                        TIME PERIODS
-------------------------------------------------------------------------------- ------- --------- -------- ---------
                                                                                   1        3         5        10
 DIVISION NAME                                                                    YEAR    YEARS     YEARS    YEARS
-------------------------------------------------------------------------------- ------- --------- -------- ---------
                                                                        (b)       116      171       187      387
PPM America/JNL Balanced Division                                       (a)        37      111       188      389
                                                                        (b)       117      171       188      389
PPM America/JNL High Yield Bond Division                                (a)        37      111       188      389
                                                                        (b)       117      171       188      389
PPM America/JNL Money Market Division                                   (a)        35      107       182      377
                                                                        (b)       115      167       182      377
Putnam/JNL Growth Division                                              (a)        38      115       193      399
                                                                        (b)       118      175       193      399
Putnam/JNL International Equity Division                                (a)        40      122       206      422
                                                                        (b)       120      182       206      422
Putnam/JNL Midcap Growth Division                                       (a)        40      120       202      415
                                                                        (b)       120      180       202      415
Putnam/JNL Value Equity Division                                        (a)        38      115       195      402
                                                                        (b)       118      175       195      402
Salomon Brothers/JNL Global Bond Division                               (a)        38      115       194      400
                                                                        (b)       118      175       194      400
Salomon Brothers/JNL U.S. Government & Quality Bond Division            (a)        36      111       187      387
                                                                        (b)       116      171       187      387
S&P/JNL Conservative Growth Division I                                  (a)        30       93       158      332
                                                                        (b)       110      153       158      332
S&P/JNL Moderate Growth Division I                                      (a)        30       93       158      332
                                                                        (b)       110      153       158      332
S&P/JNL Aggressive Growth Division I                                    (a)        30       93       158      332
                                                                        (b)       110      153       158      332
S&P/JNL Very Aggressive Growth Division I                               (a)        30       93       158      332
                                                                        (b)       110      153       158      332
S&P/JNL Equity Growth Division I                                        (a)        30       93       158      332
                                                                        (b)       110      153       158      332
S&P/JNL Equity Aggressive Growth Division I                             (a)        30       93       158      332
                                                                        (b)       110      153       158      332
S&P/JNL Core Index 50 Division                                          (a)        30       93       158      332
                                                                        (b)       110      153       158      332
S&P/JNL Core Index 75 Division                                          (a)        30       93       158      332
                                                                        (b)       110      153       158      332
S&P/JNL Core Index 100 Division                                         (a)        30       93       158      332
                                                                        (b)       110      153       158      332
T. Rowe Price/JNL Established Growth Division                           (a)        38      114       193      398
                                                                        (b)       118      174       193      398
T. Rowe Price/JNL Mid-Cap Growth Division                               (a)        39      117       197      406
                                                                        (b)       119      177       197      406
T. Rowe Price/JNL Value Division                                        (a)        39      120       201      414
                                                                        (b)       119      180       201      414
First Trust/JNL The DowSM Target 10 Division                            (a)        37      112       189      391
                                                                        (b)       117      172       189      391

EXAMPLES. You would pay the following expenses on a $1,000 investment if you do not select any optional endorsements, assuming a 5% annual return on assets:
          (a) if you do not surrender your Contract or if you begin receiving income payments from your contract after the first year;
          (b)  if you surrender your Contract at the end of each time period.




                                                                                        TIME PERIODS
-------------------------------------------------------------------------------- ------- --------- -------- ---------
                                                                                   1        3         5        10
DIVISION  NAME                                                                    YEAR    YEARS     YEARS    YEARS
-------------------------------------------------------------------------------- ------- --------- -------- ---------
AIM/JNL Large Cap Growth  Division                                      (a)        40      121       207      437
                                                                        (b)       120      181       207      437
AIM/JNL Small Cap Growth Division                                       (a)        40      123       209      442
                                                                        (b)       120      183       209      442
AIM/JNL Value II Division                                               (a)        39      120       204      433
                                                                        (b)       119      180       204      433
Alger/JNL Growth Division                                               (a)        39      121       206      435
                                                                        (b)       119      181       206      435
Alliance Capital/JNL Growth Division                                    (a)        37      115       196      417
                                                                        (b)       117      175       196      417
Eagle/JNL Core Equity Division                                          (a)        39      118       202      428
                                                                        (b)       119      178       202      428
Eagle/JNL SmallCap Equity Division                                      (a)        39      120       205      433
                                                                        (b)       119      180       205      433
J.P. Morgan/JNL Enhanced S&P 500 Stock Index Division                   (a)        38      115       197      419
                                                                        (b)       118      175       197      419
Janus/JNL Aggressive Growth Division                                    (a)        38      118       201      426
                                                                        (b)       118      178       201      426
Janus/JNL Balanced Division                                             (a)        39      120       205      434
                                                                        (b)       119      180       205      434
Janus/JNL Capital Growth Division                                       (a)        38      118       201      427
                                                                        (b)       118      178       201      427
Janus/JNL Global Equities Division**                                    (a)        39      119       204      432
                                                                        (b)       119      179       204      432
Lazard/JNL Mid Cap Value Division                                       (a)        40      122       207      438
                                                                        (b)       120      182       207      438
Lazard/JNL Small Cap Value Division                                     (a)        40      123       210      443
                                                                        (b)       120      183       210      443
Mellon Capital Management/JNL S&P 500 Index Division                    (a)        35      107       182      391
                                                                        (b)       115      167       182      391
Mellon Capital Management/JNL S&P 400 Mid Cap Index Division            (a)        35      107       182      391
                                                                        (b)       115      167       182      391
Mellon Capital Management/JNL Small Cap Index Division                  (a)        35      107       182      391
                                                                        (b)       115      167       182      391
Mellon Capital Management/JNL International Index Division              (a)        35      108       185      396
                                                                        (b)       115      168       185      396
Mellon Capital Management/JNL Bond Index Divsion                        (a)        35      107       182      391
                                                                        (b)       115      167       182      391
Oppenheimer/JNL Global Growth Division                                  (a)        39      120       204      433
                                                                        (b)       119      180       204      433

----------------------
** The JNL/Janus Global Equities Series (the "Series") is not available through a division as an investment option and is not available as an underlying series to the S&P/JNL Core Index 50 Series and the S&P/JNL Core Index 75 Series. However, the Series is available as an underlying series of the JNL/S&P Conservative Growth Series I, the JNL/S&P Moderate Growth Series I, the JNL/S&P Aggressive Growth Series I, the JNL/S&P Very Aggressive Growth Series I, the JNL/S&P Equity Growth Series I and the JNL/S&P Equity Aggressive Growth Series I.


                                                                                        TIME PERIODS
-------------------------------------------------------------------------------- ------- --------- -------- ---------
                                                                                   1        3         5        10
DIVISION  NAME                                                                    YEAR    YEARS     YEARS    YEARS
-------------------------------------------------------------------------------- ------- --------- -------- ---------
Oppenheimer/JNL Growth Division                                         (a)         39     118       202      428
                                                                        (b)        119     178       202      428
PIMCO/JNL Total Return Bond Division                                    (a)         37     112       192      410
                                                                        (b)        117     172       192      410
PPM America/JNL Balanced Division                                       (a)         37     113       193      412
                                                                        (b)        117     173       193      412
PPM America/JNL High Yield Bond Division                                (a)         37     113       193      412
                                                                        (b)        117     173       193      412
PPM America/JNL Money Market Division                                   (a)         35     109       187      399
                                                                        (b)        115     169       187      399
Putnam/JNL Growth Division                                              (a)         38     117       199      423
                                                                        (b)        118     177       199      423
Putnam/JNL International Equity Division                                (a)         41     124       212      447
                                                                        (b)        121     184       212      447
Putnam/JNL Midcap Growth Division                                       (a)         40     122       208      439
                                                                        (b)        120     182       208      439
Putnam/JNL Value Equity Division                                        (a)         38     117       200      425
                                                                        (b)        118     177       200      425
Salomon Brothers/JNL Global Bond Division                               (a)         38     117       199      423
                                                                        (b)        118     177       199      423
Salomon Brothers/JNL U.S. Government & Quality Bond Division            (a)         37     112       192      410
                                                                        (b)        117     172       192      410
S&P/JNL Conservative Growth Division I                                  (a)         30      94       162      351
                                                                        (b)        110     154       162      351
S&P/JNL Moderate Growth Division I                                      (a)         30      94       162      351
                                                                        (b)        110     154       162      351
S&P/JNL Aggressive Growth Division I                                    (a)         30      94       162      351
                                                                        (b)        110     154       162      351
S&P/JNL Very Aggressive Growth Division I                               (a)         30      94       162      351
                                                                        (b)        110     154       162      351
S&P/JNL Equity Growth Division I                                        (a)         30      94       162      351
                                                                        (b)        110     154       162      351
S&P/JNL Equity Aggressive Growth Division I                             (a)         30      94       162      351
                                                                        (b)        110     154       162      351
S&P/JNL Core Index 50 Division                                          (a)         30      94       162      351
                                                                        (b)        110     154       162      351
S&P/JNL Core Index 75 Division                                          (a)         30      94       162      351
                                                                        (b)        110     154       162      351
S&P/JNL Core Index 100 Division                                         (a)         30      94       162      351
                                                                        (b)        110     154       162      351
T. Rowe Price/JNL Established Growth Division                           (a)         38     116       198      422
                                                                        (b)        118     176       198      422
T. Rowe Price/JNL Mid-Cap Growth Division                               (a)         39     119       203      430
                                                                        (b)        119     179       203      430
T. Rowe Price/JNL Value Division                                        (a)         40     122       207      438
                                                                        (b)        120     182       207      438
First Trust/JNL The DowSM Target 10 Division                            (a)         37     114       194      413
                                                                        (b)        117     174       194      413


EXPLANATION OF FEE TABLE AND EXAMPLES. The purpose of the Fee Table and Examples is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. The Fee Table reflects the expenses of the Separate Account and the Series. Premium taxes may also apply.

A withdrawal charge is imposed on income payments which occur within one year of the date the Contract is issued.

THE EXAMPLES DO NOT REPRESENT PAST OR FUTURE EXPENSES. THE ACTUAL EXPENSES THAT YOU INCUR MAY BE GREATER OR LESS THAN THOSE SHOWN.

FINANCIAL STATEMENTS. No accumulation unit value history is contained in this prospectus because these Contracts have not yet been offered.

You can find the following financial statements in the SAI [to be filed by amendment]:

     o the financial statements of the Separate Account for the year ended December 31, 2001 and

     o the financial statements of Jackson National New York for the year ended December 31, 2001.

The Separate Account's financial statements for the year ended December 31, 2001, and the financial statements of Jackson National NY for the year ended December 31, 2001, have been audited by KPMG LLP, independent accountants. The Separate Account's financial statements relate to other contracts offered through the Separate Account.



                              THE ANNUITY CONTRACT

Your Contract is a contract between you, the owner, and us. Your Contract is intended to help facilitate your retirement savings on a tax-deferred basis, or other long-term investment purposes, and provides for a death benefit (unless purchased as part of a tax-qualified plan). We generally will not issue a Contract to someone older than 90. Your Contract or your qualified plan permit you to accumulate contract value on a tax-deferred basis. You may allocate your contract values to

     o    our Guaranteed Fixed Account, or to

     o Investment Divisions of the Separate Account that invest in underlying Series.

Your Contract, like all deferred annuity contracts, has two phases:

     o    the ACCUMULATION PHASE, when you make premium payments to us, and

     o    the INCOME PHASE, when we make income payments to you.

As the owner, you can exercise all the rights under your Contract. You can assign your Contract at any time during your lifetime, but we will not be bound until we receive written notice of the assignment. An assignment may be a taxable event.

YOU MAY CHOOSE AMONG FIXED AND VARIABLE ALLOCATION OPTIONS IN BOTH THE ACCUMULATION AND INCOME PHASES OF YOUR CONTRACT.


                               JACKSON NATIONAL NY

We are a stock life insurance company organized under the laws of the state of New York in July 1995. Our legal domicile and principal business address is 2900 Westchester Avenue, Purchase, New York 10577. We are admitted to conduct life insurance and annuity business in the states of Delaware, New York and Michigan. We are ultimately a wholly owned subsidiary of Prudential plc (London, England).

We issue the Contracts and administer the Contracts and the Separate Account. We maintain records of the name, address, taxpayer identification number and other pertinent information for each owner; the number and type of Contracts issued to each owner; and records with respect to the value of each Contract.

WE  ARE A  LIFE  INSURANCE  COMPANY  AND  ISSUE  ANNUITIES  AND  LIFE  INSURANCE
CONTRACTS.


                          THE GUARANTEED FIXED ACCOUNT

Contract value that you allocate to the Guaranteed Fixed Account option will be placed with other assets in our general account. The Guaranteed Fixed Account option is not registered with the SEC, and the SEC does not review the information we provide to you about it.

The GUARANTEED FIXED ACCOUNT offers a minimum interest rate that we guarantee for a one year period. We guarantee principal and interest of any contract values while they are allocated to the Guaranteed Fixed Account only if amounts allocated to the account are not withdrawn until the end of the one year duration. The value of the Guaranteed Fixed Account may be reduced if you make a withdrawal prior to the end of the Guaranteed Fixed Account period, but will never be less than your premium payments (minus any applicable premium tax) and transfers allocated to the Guaranteed Fixed Account, minus transfers, withdrawals and charges from the Guaranteed Fixed Account, accumulated at 3% per year, minus any withdrawal charges or any tax due. Your Contract contains a more complete description of the Guaranteed Fixed Account.

THE GUARANTEED FIXED ACCOUNT IS NOT A SECURITY. YOUR ALLOCATIONS TO THE GUARANTEED FIXED ACCOUNT WILL ACCUMULATE AT LEAST AT THE MINIMUM GUARANTEED RATE OF THE GUARANTEED FIXED ACCOUNT.


                              THE SEPARATE ACCOUNT

We established the Separate Account on September 12, 1997, pursuant to the provisions of New York law. The Separate Account is registered as an investment company with the SEC.

The assets of the Separate Account legally belong to us and the obligations under the Contracts are our obligations. However, we are not allowed to use the contract assets in the Separate Account to pay our liabilities arising out of any other business we may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the Contracts and not against any other contracts we may issue.

The Separate Account is divided into Investment Divisions. We do not guarantee the investment performance of the Separate Account or any of its Investment Divisions.



                              INVESTMENT DIVISIONS

You can allocate your contract value to any or all of the Investment Divisions; however, you may not allocate to more than 18 Allocation Options at any one time. Each Investment Division purchases the shares of one underlying SERIES (mutual fund portfolio) that has its own investment objective. The Investment Divisions are designed to offer the potential for a higher return than the Guaranteed Fixed Account. HOWEVER, THIS IS NOT GUARANTEED. IT IS POSSIBLE FOR YOU TO LOSE YOUR MONEY ALLOCATED TO ANY OF THE INVESTMENT DIVISIONS. If you allocate contract values to the Investment Divisions, the amounts you are able to accumulate in your Contract during the accumulation phase depends upon the performance of the Investment Divisions you select. The amount of the income payments you receive during the income phase also will depend, in part, on the performance of the Investment Divisions you choose for the income phase.

YOUR ALLOCATIONS TO INVESTMENT DIVISIONS ARE INVESTED IN UNDERLYING SERIES AND WHETHER YOU MAKE OR LOSE MONEY DEPENDS ON THE INVESTMENT PERFORMANCE OF THOSE SERIES.

                                                        THE SERIES, INVESTMENT OBJECTIVES AND ADVISERS.

          ==================================== =========================================== ==========================
                    NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                                 SUB-ADVISER)
          ==================================== =========================================== ==========================
          ===========================================================================================================
          JNL SERIES TRUST
          -----------------------------------------------------------------------------------------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          AIM/JNL Large Cap Growth             Seeks long-term growth of capital by        Jackson National Asset
                                               investing in securities of                  Management, LLC (and AIM
                                               large-capitalization companies that are     Capital Management, Inc.)
                                               within the top 50% of the Russell 1000(R)
                                               Index at the time of purchase.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          AIM/JNL Small Cap Growth             Seeks long-term growth of capital by        Jackson National Asset
                                               normally investing at least 65% of its      Management, LLC (and AIM
                                               total assets in equity securities of U.S.   Capital Management, Inc.)
                                               issuers that have market capitalizations
                                               less than that of the largest company in
                                               the Russell 2000(R)Index.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          AIM/JNL Value II                     Seeks to achieve long-term growth by        Jackson National Asset
                                               investing primarily in equity securities    Management, LLC (and AIM
                                               judged by the Series' investment            Capital Management, Inc.)
                                               sub-adviser to be undervalued relative to
                                               the investment sub-adviser's appraisal of
                                               the current or projected earnings of the
                                               companies issuing the securities relative
                                               to their assets' current market value or
                                               to the equity markets generally.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------


          ==================================== =========================================== ==========================
                    NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                                 SUB-ADVISER)
          ==================================== =========================================== ==========================
          ===========================================================================================================

          Alger/JNL Growth                     Seeks long-term capital appreciation by     Jackson National Asset
                                               investing at least 65% of its total         Management, LLC (and
                                               assets in a diversified portfolio of        Fred Alger Management,
                                               equity securities - common stock,           Inc.)
                                               preferred stock, and securities
                                               convertible into or exchangeable for
                                               common stock - of large companies which
                                               trade on U.S. exchanges or in the U.S.
                                               over-the-counter market.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Alliance Capital/JNL Growth          Seeks long-term growth of capital by        Jackson National Asset
                                               investing primarily in a diversified        Management, LLC (and
                                               portfolio of common stocks or securities    Alliance Capital
                                               with common stock  characteristics that     Management L.P.)
                                               the sub-adviser believes have the
                                               potential for capital appreciation, which
                                               include securities convertible into or
                                               exchangeable for common stock.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Eagle/JNL Core Equity                Seeks long-term capital appreciation and,   Jackson National Asset
                                               secondarily, current income by investing    Management, LLC (and
                                               at least 65% of its total assets in a       Eagle Asset Management,
                                               diversified portfolio of common stock of    Inc.)
                                               U.S. companies that meet the criteria for
                                               one of three separate equity strategies:
                                               the growth equity strategy, the value
                                               equity strategy and the equity income
                                               strategy.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Eagle/JNL SmallCap Equity            Seeks long-term capital appreciation by     Jackson National Asset
                                               investing at least 65% of its total         Management, LLC (and
                                               assets in a diversified portfolio of        Eagle Asset Management,
                                               equity securities of domestic small         Inc.)
                                               capitalization companies, i.e., companies
                                               which, at the time of purchase, typically
                                               have a market capitalization of
                                               approximately $1 billion.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          J.P. Morgan/JNL Enhanced S&P 500     Seeks high total return from a broadly      Jackson National Asset
          Stock Index Series                   diversified portfolio of equity             Management, LLC (and
                                               securities by investing in a diversified    J.P. Morgan Investment
                                               portfolio of large- and                     Management, Inc.)
                                               medium-capitalization U.S. Companies.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Janus/JNL Aggressive Growth          Seeks long-term growth of capital by        Jackson National Asset
                                               investing primarily in a diversified        Management, LLC (and
                                               portfolio of common stocks of U.S. and      Janus Capital
                                               foreign companies selected for their        Corporation)
                                               growth potential.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Janus/JNL Balanced                   Seeks long-term capital growth,             Jackson National Asset
                                               consistent with preservation of capital     Management, LLC (and
                                               and balanced by current income normally     Janus Capital
                                               investing 40-60% of its assets in           Corporation)
                                               securities selected primarily for their
                                               growth potential and 40-60% of its assets
                                               in securities selected primarily for
                                               their income potential.



          ==================================== =========================================== ==========================
                    NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                                 SUB-ADVISER)
          ==================================== =========================================== ==========================
          ===========================================================================================================
          Janus/JNL Capital Growth             Seeks long-term growth of capital in a      Jackson National Asset
                                               manner consistent with the preservation     Management, LLC (and
                                               of capital through a non-diversified        Janus Capital
                                               portfolio consisting primarily of common    Corporation)
                                               stocks of U.S. and foreign companies
                                               selected for their growth potential and
                                               normally invests at least 50% of its
                                               equity assets in medium-sized companies.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Janus/JNL Global Equities            Seeks long-term growth of capital in a      Jackson National Asset
                                               manner consistent with the preservation     Management, LLC (and
                                               of capital through a diversified            Janus Capital
                                               portfolio of common stocks of foreign and   Corporation)
                                               domestic issuers selected for their
                                               growth potential.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Lazard/JNL Mid Cap                   Seeks capital appreciation by investing     Jackson National Asset
          Value                                at least 80% of its total assets in a       Management, LLC (and
                                               non-diversified portfolio of
                                               equity Lazard Asset Management)
                                               securities of U.S. companies with
                                               market capitalizations in the
                                               range of companies represented in
                                               the Russell Mid Cap Index and
                                               that the sub-adviser believes are
                                               undervalued based on their return
                                               on equity.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Lazard/JNL Small Cap                 Seeks capital appreciation by investing     Jackson National Asset
          Value                                at least 80% of its total assets in a       Management, LLC (and
                                               non-diversified portfolio of
                                               equity Lazard Asset Management)
                                               securities of U.S. companies with
                                               market capitalizations in the
                                               range of companies represented by
                                               the Russell 2000 Index that the
                                               sub-adviser believes are
                                               undervalued based on their return
                                               on equity.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Mellon Capital Management/JNL        Seeks to match the performance of           Jackson National Asset
          S&P 500 Index Series                 the S&P 500(R) Index to                     Management, LLC (and
                                               provide long term capital                   Mellon Capital
                                               growth by investing in                      Management Corporation)
                                               large-capitalization company securities.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Mellon Capital Management/JNL        Seeks to match the performance of           Jackson National Asset
          S&P 400 Mid Cap Index Series         the S&P 400(R) Index to provide             Management, LLC (and
                                               long term capital growth by                 Mellon Capital
                                               investing in equity securities              Management Corporation)
                                               of medium capitalization weighted
                                               domestic corporations.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Mellon Capital Management/JNL        Seeks to match the performance of the       Jackson National Asset
          Small Cap Index Series               Russell 2000(R) Index to provide            Management, LLC (and
                                               long term growth of capital by              Mellon Capital
                                               investing in equity  securities             Management Corporation)
                                               of small to mid-size domestic
                                               corporations.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Mellon Capital Management/JNL        Seeks to match the performance of the       Jackson National Asset
          International Index Series           Morgan Stanley Capital International        Management, LLC (and
                                               Europe Australiasia Far East Free           Mellon Capital
                                               Index  to provide long term capital         Management Corporation)
                                               growth by investing in international
                                               equity securities attempting to match
                                               the characteristics of each country
                                               within the index.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------


          ==================================== =========================================== ==========================
                    NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                                 SUB-ADVISER)
          ==================================== =========================================== ==========================
          ===========================================================================================================
          Mellon Capital Management/JNL Bond   Seeks to match the performance of the       Jackson National Asset
          Index Series                         Lehman Brothers Aggregate Bond  Index to    Management, LLC (and
                                               provide a moderate rate of income by        Mellon Capital
                                               investing in domestic fixed income          Management Corporation)
                                               investments.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Oppenheimer/JNL Global Growth        Seek capital appreciation by investing      Jackson National Asset
                                               primarily in common stocks of companies     Management, LLC (and
                                               in the U.S. and foreign countries. The      OppenheimerFunds, Inc.)
                                               Series can invest without limit in
                                               foreign securities and can invest in any
                                               country, including countries with
                                               developed or emerging markets.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Oppenheimer/JNL Growth               Seek capital appreciation by investing      Jackson National Asset
                                               mainly in common stocks of "growth          Management, LLC (and
                                               companies." The Series currently focuses    OppenheimerFunds, Inc.)
                                               on stocks of companies having a large
                                               capitalization (currently more than $12
                                               billion) or mid-capitalization ($2
                                               billion to $12 billion), but this focus
                                               could change over time as well as the
                                               companies the Series considers to be
                                               currently large and mid-capitalization.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          PIMCO/JNL Total Return               Seeks maximum total return, consistent      Jackson National Asset
          Bond                                 with the preservation of capital and        Management, LLC (and
                                               prudent investment management, by           Pacific Investment
                                               normally investing at least 65% of its      Management Company LLC)
                                               assets in a diversified portfolio of
                                               investment-grade, fixed-income securities
                                               of U.S. and foreign issuers such as
                                               government, corporate, mortgage- and
                                               other asset-backed securities and cash
                                               equivalents.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          PPM America/JNL Balanced             Seeks reasonable income, long-term          Jackson National Asset
                                               capital growth and preservation of          Management, LLC (and PPM
                                               capital by investing primarily in a         America, Inc.)
                                               diversified portfolio of common stock and
                                               fixed-income securities of U.S.
                                               companies, but may also invest in
                                               securities convertible into common
                                               stocks, deferred debt obligations and
                                               zero coupon bonds.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          PPM America/ JNL High Yield Bond     Seeks to provide a high level of current    Jackson National Asset
                                               income, with capital appreciation as a      Management, LLC (and PPM
                                               secondary investment objective, by          America, Inc.)
                                               investing substantially in a diversified
                                               portfolio of long-term (over 10 years to
                                               maturity) and intermediate-term (3 to 10
                                               years to maturity) fixed-income
                                               securities of U.S. and foreign issuers,
                                               with an emphasis on higher-yielding,
                                               higher-risk, lower-rated or unrated bonds.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          PPM America/JNL Money Market         Seeks a high level of current               Jackson National Asset
                                               income as is consistent with the            Management, LLC (and PPM
                                               preservation of capital and                 America, Inc.)
                                               maintenance of liquidity by
                                               investing in high quality,
                                               short-term money market
                                               instruments.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------


          ==================================== =========================================== ==========================
                    NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                                 SUB-ADVISER)
          ==================================== =========================================== ==========================
          ===========================================================================================================
          Putnam/JNL Growth                    Seeks long-term capital growth by           Jackson National Asset
                                               investing primarily in a diversified        Management, LLC (and
                                               portfolio of common stock of domestic,      Putnam Investment
                                               large-capitalization companies. However,    Management, Inc.)
                                               the Series may also invest in preferred
                                               stocks, bonds, convertible preferred
                                               stock and convertible debentures if the
                                               sub-adviser believes that they offer the
                                               potential for capital appreciation.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Putnam/JNL International Equity      Seeks long-term growth of capital by        Jackson National Asset
                                               investing at least 65% of its total         Management, LLC (and
                                               assets in a diversified portfolio           Putnam Investment
                                               consisting primarily of common stocks of    Management, Inc.)
                                               non-U.S. companies. The Series invests in
                                               foreign securities that the sub-adviser
                                               believes offer significant potential for
                                               long-term appreciation.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Putnam/JNL Midcap Growth             Seeks capital appreciation by investing     Jackson National Asset
                                               mainly in common stocks of U.S. companies   Management, LLC (and
                                               with a focus on growth stocks which are     Putnam Investment
                                               stocks whose earnings the sub-adviser       Management, Inc.)
                                               believes are likely to grow faster than
                                               the economy as a whole.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Putnam/JNL Value Equity              Seeks capital growth, with income as a      Jackson National Asset
                                               secondary objective, by investing           Management, LLC (and
                                               primarily in a diversified portfolio of     Putnam Investment
                                               equity securities of domestic,              Management, Inc.)
                                               large-capitalization companies. At least
                                               65% of its total assets will be invested,
                                               under normal market conditions, in equity
                                               securities.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Salomon Brothers/JNL Global Bond     Seeks a  high level of current income,      Jackson National Asset
                                               with capital appreciation as a              Management, LLC (and
                                               secondary objective, by investing at        Salomon Brothers Asset
                                               least 65% of  its total assets in a         Management Inc)
                                               globally diverse portfolio
                                               of fixed-income investments.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          Salomon Brothers/JNL U.S.            Seeks a high level of current income by     Jackson National Asset
          Government & Quality Bond            investing at least 65% of its assets in:    Management, LLC (and
                                               (i) U.S. Treasury obligations; (ii)         Salomon Brothers Asset
                                               obligations issued or guaranteed by         Management Inc)
                                               agencies or  instrumentalities of the
                                               U.S.  Government which are backed by
                                               their own credit and may not be backed by
                                               the full faith and credit of the U.S.
                                               Government; and (iii)  mortgage-backed
                                               securities  guaranteed by the Government
                                               National Mortgage Association that are
                                               supported by the full faith and credit of
                                               the U.S. Government.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Conservative Growth Series   Seeks capital growth and current income     Jackson National Asset
          I                                    by investing in a diversified group of      Management, LLC (and
                                               other Series of the Trust that invest in    Standard & Poor's
                                               equity and fixed income securities.         Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------


          ==================================== =========================================== ==========================
                    NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                                 SUB-ADVISER)
          ==================================== =========================================== ==========================
          ===========================================================================================================
          S&P/JNL Moderate Growth Series I     Seeks capital growth with current           Jackson National Asset
                                               income as a secondary objective by          Management, LLC (and
                                               investing in a diversified group of         Standard & Poor's
                                               other Series of the Trust that invest       Investment Advisory
                                               in equity and fixed  income securities.     Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Aggressive Growth Series I   Seeks capital growth by investing in a      Jackson National Asset
                                               diversified group of other Series of the    Management, LLC (and
                                               Trust that invest in equity and fixed       Standard & Poor's
                                               income securities.                          Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Very Aggressive Growth       Seeks capital growth by investing in a      Jackson National Asset
          Series I                             diversified group of other Series of the    Management, LLC (and
                                               Trust that invest in equity securities.     Standard & Poor's
                                                                                           Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Equity Growth Series I       Seeks capital growth by investing in a      Jackson National Asset
                                               diversified group of other Series of the    Management, LLC (and
                                               Trust that invest primarily in equity       Standard & Poor's
                                               securities.                                 Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Equity Aggressive Growth     Seeks capital growth by investing in a      Jackson National Asset
          Series I                             diversified group of other Series of the    Management, LLC (and
                                               Trust that invest primarily in equity       Standard & Poor's
                                               securities.                                 Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Core Index 50 Series         Seeks capital growth and current income     Jackson National Asset
                                               by investing 50% of the series assets in    Management, LLC (and
                                               the index series of the Trust and 50% in    Standard & Poor's
                                               a diversified group of other Series of      Investment Advisory
                                               the Trust that invest in equity and fixed   Services, Inc.)
                                               income securities.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Core Index 75 Series         Seeks capital growth and current income     Jackson National Asset
                                               by investing 75% of the series assets in    Management, LLC (and
                                               the index series of the Trust and 25% in    Standard & Poor's
                                               a diversified group of other Series of      Investment Advisory
                                               the Trust that invest in equity and fixed   Services, Inc.)
                                               income securities.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          S&P/JNL Core Index 100 Series        Seeks capital growth and current income     Jackson National Asset
                                               by investing in the index series of the     Management, LLC (and
                                               Trust and the money market series.          Standard & Poor's
                                                                                           Investment Advisory
                                                                                           Services, Inc.)
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          T. Rowe Price/JNL Established        Seeks long-term growth of capital and       Jackson National Asset
          Growth                               increasing dividend income by investing     Management, LLC (and T.
                                               primarily in a diversified portfolio of     Rowe Price Associates,
                                               common stocks of well-established U.S.      Inc.)
                                               growth companies.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          T. Rowe Price/JNL Mid-Cap Growth     Seeks long-term growth of capital by        Jackson National Asset
                                               normally investing at least 65% of its      Management, LLC (and T.
                                               total assets in a diversified portfolio     Rowe Price Associates,
                                               of common stocks of medium-sized            Inc.)
                                               (mid-cap) U.S. companies which the
                                               sub-adviser expects to grow at a faster
                                               rate than the average company.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------


          ==================================== =========================================== ==========================
                    NAME OF SERIES                        INVESTMENT OBJECTIVE              INVESTMENT ADVISER (AND
                                                                                                 SUB-ADVISER)
          ==================================== =========================================== ==========================
          ===========================================================================================================
          T. Rowe Price/JNL Value              Seeks long-term capital appreciation by     Jackson National Asset
                                               investing in common stocks believed to be   Management, LLC (and T.
                                               undervalued. Income is a secondary          Rowe Price Associates,
                                               objective.  In taking a value approach to   Inc.)
                                               investment selection, at least 65% of its
                                               total assets will be invested in common
                                               stocks the portfolio manager regards as
                                               undervalued.
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          JNLNY VARIABLE FUND I LLC
          ------------------------------------ ------------------------------------------- --------------------------
          ------------------------------------ ------------------------------------------- --------------------------
          First Trust/JNL The DowSM            Seeks a high total return through a         Jackson National Asset
          Target 10                            combination of capital appreciation and     Management, LLC (and
                                               dividend income by investing                First Trust Advisors
                                               approximately equal amounts in              L.P.)
                                               the common stock of the ten
                                               companies included in the Dow
                                               Jones Industrial AverageSM which
                                               have the highest dividend yields
                                               on a pre-determined selection
                                               date.

          ------------------------------------ ------------------------------------------- --------------------------

The  investment  objectives and policies of certain of the Series are similar to the investment objectives and policies of other mutual funds that the Series' investment sub-advisers also manage. Although the objectives and policies may be similar, the investment results of the Series may be higher or lower than the result of those other mutual funds. We cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds have the same investment advisers. The Series described are available only through variable annuity contracts issued by Jackson National NY. They are NOT offered or made available to the general public directly.

A Series' performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Series with a small asset base. A Series may not experience similar performance as its assets grow.

You should read the prospectus for the JNL Series Trust and the JNLNY Variable Fund I LLC carefully before investing. Additional Series and Investment Divisions may be available in the future.

VOTING PRIVILEGES. To the extent required by law, we will obtain instructions from you and other owners about how to vote our shares of a Series when there is a vote of shareholders of a Series. We will vote all the shares we own in proportion to those instructions from owners.

SUBSTITUTION. We reserve the right to substitute a different Series or a different mutual fund for the one in which any Investment Division is currently invested, or transfer money to the General Account. We will not do this without any required approval of the SEC. We will give you notice of any substitution.



                                CONTRACT CHARGES

There are charges associated with your Contract that reduce your Contract's investment returns. These charges may be a lesser amount where required by state law or as described below, but will not be increased. These charges (and certain other expenses) are as follows:

MORTALITY AND EXPENSE RISK CHARGES. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for mortality and expense charges. On an annual basis, these charges equal 1.50% of the average daily net asset value of your allocations to the Investment Divisions for the first six years. Starting in the seventh contract year or upon annuitization, if earlier than the beginning of the seventh contact year, these charges will equal 1.30% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Guaranteed Fixed Account.

This charge compensates us for the risks we assume in connection with all the Contracts, not just your Contract. Our mortality risks under the Contracts arise from our obligations:

o to make income payments for the life of the annuitant during the income phase;

o    to waive the withdrawal charge in the event of the owners death; and

o    to provide both basic and optional death benefits prior to the income date.

Our expense risks under the Contracts, include the risk that our actual cost of administering the Contracts and the Investment Divisions may exceed the amount that we receive from the administration charge and the annual contract maintenance charges. Included among these expense risk are those that we assume in connection with waivers of withdrawal charges under the Extended Care Benefit.

YOUR  CONTRACT'S   CHARGES  COMPENSATE  US  FOR  OUR  EXPENSES  OF  SELLING  AND
ADMINISTERING YOUR CONTRACT AND FOR THE SERVICES AND BENEFITS WE PROVIDE AND THE MORTALITY AND EXPENSE RISKS WE ASSUME UNDER THE CONTRACTS.

ANNUAL CONTRACT MAINTENANCE CHARGE. During the accumulation phase, we deduct a $30 annual contract maintenance charge on each anniversary of the ISSUE DATE (the date your Contract was issued). We will also deduct the annual contract maintenance charge if you make a total withdrawal. This charge is for administrative expenses. We will not deduct this charge, if when the deduction is to be made, the value of your Contract is $50,000 or more.

ADMINISTRATION CHARGE. Each day, as part of our calculation of the value of the accumulation units and annuity units, we make a deduction for administration charges. On an annual basis, these charges equal 0.15% of the average daily net asset value of your allocations to the Investment Divisions. This charge does not apply to the Guaranteed Fixed Account. This charge compensates us for our expenses incurred in administering the Contracts and the Separate Account. We may waive this charge on Contracts that meet certain premium and contract value requirements.

TRANSFER CHARGE. You must pay $25 for each transfer in excess of 15 in a contract year. This charge is deducted from the amount that is transferred prior to the allocation to the new Allocation Option. We waive the transfer charge in connection with dollar cost averaging or rebalancing transfers and we may charge a lesser fee where required by state law.

WITHDRAWAL CHARGE. At any time during the accumulation phase (if and to the extent that contract value is sufficient to pay any remaining withdrawal charges that remain after a withdrawal), you may withdraw the following with no withdrawal charge:

     o PREMIUMS THAT ARE NO LONGER SUBJECT TO A WITHDRAWAL CHARGE (premiums in your annuity for at least three years without being withdrawn), PLUS

     o EARNINGS (excess of contract value in the Allocation Options over remaining premium in these Options)

     o    ADDITIONAL FREE WITHDRAWAL

          o for the first withdrawal during a contract year, 10% of premiums that remain subject to withdrawal charges and have not been previously withdrawn, minus earnings. Any withdrawals that are necessary to satisfy the minimum distribution requirements by the Internal Revenue Code are counted as part of the additional free withdrawal percentage.

WE WILL DEDUCT A WITHDRAWAL CHARGE ON:

          o    partial withdrawals in excess of the free withdrawal amount, or

          o    total withdrawals.

     The amount of the withdrawal charge deducted varies (depending on how many years prior to the withdrawal you made the premium payment(s) you are withdrawing) according to the following schedule:

               WITHDRAWAL CHARGE (AS A PERCENTAGE OF PREMIUM PAYMENTS):
                           COMPLETED YEARS SINCE RECEIPT OF PREMIUM             0         1         2        3+
                           WITHDRAWAL CHARGE                                   8%        7%        6%        0%


For purposes of the withdrawal charge, we treat withdrawals as coming first from earnings and then from the oldest remaining premium. If you make a full withdrawal, the withdrawal charge is based on premiums remaining in the Contract and no free withdrawal amount applies. If you withdraw only part of the value of your Contract, we deduct the withdrawal charge from the remaining value in your Contract. The withdrawal charge compensates us for costs associated with selling the Contracts.

NOTE: Withdrawals under a non-qualified Contract will be taxable on an "income first" basis. This means that any withdrawal from a non-qualified Contract that does not exceed the accumulated income under the Contract will be taxable in full. Any withdrawals under a tax-qualified Contract will be taxable except to the extent that they are allocable to an investment in the Contract (any after-tax contributions). In most cases, there will be little or no investment in the Contract for a tax-qualified Contract because contributions will have been made on a pre-tax or tax-deductible basis.

We do not assess the withdrawal charge on any payments paid out as:

     o    income payments;

     o    death benefits;

     o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code; or

     o withdrawals of up to $250,000 from the Separate Account or from the Guaranteed Fixed Account if you need extended hospital or nursing home care as provided in your Contract.

We may reduce or eliminate the amount of the withdrawal charge when the Contract is sold under circumstances that reduce our sales expense. Some examples are:
the purchase of a Contract by a large group of individuals or an existing relationship between us and a prospective purchaser. We may not deduct a withdrawal charge under a Contract issued to an officer, director, agent or employee of Jackson National NY or any of our affiliates.

     o WITHDRAWAL CHARGES APPLY TO PARTIAL WITHDRAWALS IN EXCESS OF FREE WITHDRAWAL AMOUNTS AND TO ANY TOTAL WITHDRAWAL.

     o FREE WITHDRAWALS DO NOT REDUCE THE TOTAL WITHDRAWAL CHARGES APPLICABLE TO A TOTAL WITHDRAWAL.

     o WITHDRAWAL CHARGES ALSO APPLY AT THE INCOME DATE IF IT IS WITHIN ONE YEAR OF YOUR ISSUE DATE.

EARNINGS PROTECTION BENEFIT CHARGE. If you select the Earnings Protection Benefit Endorsement, you will pay us a charge that equals 0.30% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.

CONTRACT ENHANCEMENT CHARGE. If you select the Contract Enhancement, then for a period of three contract years a charge that equals .67% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions will be charged. This charge is also assessed against any amounts you have allocated to the Guaranteed Fixed Account, resulting in a credited interest rate of 0.67%, less than the annual credited interest rate that would apply to the Guaranteed Fixed Account if the Contract Enhancement had not been elected. However, the annual credited interest rate, assuming no withdrawals, will never be less than 3%.

CHARGES FOR BENEFITS PROVIDED IN OPTIONAL ENDORSEMENTS ONLY APPLY IF YOU ELECT THOSE ENDORSEMENTS.

CONTRACT ENHANCEMENT RECAPTURE CHARGE. If you select the Contract Enhancement and then make a partial or total withdrawal from your Contract in the first three years since the premium payment withdrawn was made, you will pay a Contract Enhancement recapture charge that reimburses us for all or part of the

Contract Enhancements that we credited to your Contract based on your first year payments. The amounts of these charges are as follows:

CONTRACT ENHANCEMENT RECAPTURE CHARGE (AS A PERCENTAGE OF THE CORRESPONDING FIRST YEAR PREMIUM PAYMENT WITHDRAWN IF AN OPTIONAL CONTRACT ENHANCEMENT IS SELECTED)

     Completed Years Since Receipt of Premium1(14)              0         1         2         3+
     Recapture Charge (2% Credit)                               2%       1.5%      .75%       0%


We do not assess the recapture charge on any amounts paid out as:

     o    death benefits;

     o    withdrawals taken under your Contract's free withdrawal provisions;

     o withdrawals necessary to satisfy the minimum distribution requirements of the Internal Revenue Code; or

     o withdrawals of up to $250,000 from the Separate Account or from the Guaranteed Fixed Account if you need extended hospital or nursing home care as provided in your Contract.

OPTIONAL DEATH BENEFIT CHARGE. If you select the optional death benefit available under your Contract, you will pay 0.15% on an annual basis of the average daily net asset value of your allocations to the Investment Divisions. We stop deducting this charge on the income date.

COMMUTATION FEE. If you make a total withdrawal from your Contract after income payments have commenced under income option 4, or if after your death during the periods for which payments are guaranteed to be made under income option 3 your beneficiary elects to receive a lump sum payment, the amount received will be reduced by (a) minus (b) where:

     o (a) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at the rate assumed in calculating the initial payment; and
     o (b) = the present value of the remaining income payments (as of the date of calculation) for the period for which payments are guaranteed to be made, discounted at a rate no more than 1.00% higher than the rate used in (a).

OTHER EXPENSES. We pay the operating expenses of the Separate Account. There are deductions from and expenses paid out of the assets of the Series. These expenses are described in the attached prospectus for the JNL Series Trust and the JNLNY Variable Fund I LLC.

PREMIUM TAXES. Some states and other governmental entities charge premium taxes or other similar taxes. We pay these taxes and may make a deduction from your contract values for them. Premium taxes generally range from 0% to 4% depending on the state.

INCOME TAXES. We reserve the right, when calculating unit values, to deduct a credit or charge with respect to any taxes we have paid or reserved for during the valuation period that we determine to be attributable to the operation of an Investment Division. No federal income taxes are applicable under present law, and we are not presently making any such deduction.

IF YOUR STATE OR THE FEDERAL GOVERNMENT TAX US BECAUSE OF YOUR CONTRACT, WE CHARGE YOU FOR THOSE TAXES.

DISTRIBUTION OF CONTRACTS. Jackson National Life Distributors, Inc., located at 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401, serves as

---------------------
14 Any applicable Contract Enhancement recapture charges are deducted at the income date as well as on partial withdrawals in excess of the free withdrawal amount , upon total withdrawals and if the contract is returned during the free look period.

the distributor of the Contracts. Jackson National Life Distributors, Inc. is a wholly-owned subsidiary of Jackson National Life Insurance Company.

Commissions are paid to broker-dealers who sell the Contracts. While commissions may vary, they are not expected to exceed 8% of any premium payment. Where lower commissions are paid, we may also pay trail commissions. We may also pay commissions on the income date. Under certain circumstances, we may pay bonuses, overrides, and marketing allowances, in addition to the standard commissions. We may, under certain circumstances where permitted by applicable law, pay a bonus to a Contract purchaser to the extent the broker-dealer waives its commission. We may use any of our corporate assets to cover the cost of distribution, including any profit from the Contract's mortality and expense risk charge, including the distribution risk portion and other charges. We are affiliated with the following broker-dealers:

     o    National Planning Corporation,

     o    SII Investments, Inc.,

     o    IFC Holdings, Inc. D/B/A Invest Financial Corporation and

     o    Investment Centers of America, Inc.

WE PAY BROKERS COMMISSIONS FOR SELLING CONTRACTS.


                                    PURCHASES

MINIMUM INITIAL PREMIUM:

o    $10,000 under most circumstances.

o    $2,000 for a qualified plan Contract.

MINIMUM ADDITIONAL PREMIUMS:

o    $500 for a qualified or non-qualified plan.

o    $50 for an automatic payment plan.

o    You can pay additional premiums at any time during the accumulation phase.

These minimums apply to purchases, but do not preclude subsequent partial withdrawals that would reduce contract values below the minimum initial purchase amounts, as long as the amount left in the account is sufficient to pay the withdrawal charge. The minimum you may allocate to a Guaranteed Fixed Account or Investment Division is $100. There is a $100 minimum balance requirement for the Guaranteed Fixed Account and Investment Division.

MAXIMUM PREMIUMS:

o The maximum aggregate premiums you may make without our prior approval is $1 million.

ALLOCATIONS OF PREMIUM. You may allocate your premiums to one or more of the Allocation Options. Each allocation must be a whole percentage between 0% and 100%. We will allocate any additional premiums you pay in the same way unless you instruct us otherwise. These allocations will be subject to our minimum allocation rules described above.

Although more than 18 Investment Divisions are available under your Contract, you may not allocate your contract values among more than 18 Allocation Options at any one time.

We will issue your Contract and allocate your first premium within two BUSINESS DAYS (days when the New York Stock Exchange is open) after we receive your first premium and all information that we require for the purchase of a Contract. If we do not receive all of the information that we require, we will contact you to get the necessary information. If for some reason we are unable to complete this process within five business days, we will either return your money or get your permission to keep it until we receive all of the required information.

Each business day ends when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

YOU MAY SELECT NO MORE THAN 18 ALLOCATION OPTIONS (INVESTMENT DIVISIONS PLUS THE GUARANTEED FIXED ACCOUNT) AT ANY ONE TIME.

OPTIONAL CONTRACT ENHANCEMENT. If you elect the optional Contract Enhancement endorsement, then at the end of any business day in the first contract year when we receive a premium payment, we will credit your contract values with an additional 2% of your payment. There is a charge that is assessed against the Investment Divisions and the Guaranteed Fixed Account for the Contract Enhancement. We will impose a Contract Enhancement recapture charge if you

     o make withdrawals in excess of the free withdrawals permitted by your Contract,

     o    elect to receive payment under an income option, or

     o    return your Contract during the Free Look period.

We will not impose the Contract Enhancement recapture charge if your withdrawal is made for extended care, for withdrawals made in accordance with your Contract's free withdrawal provision, or to satisfy minimum distribution requirements of the Internal Revenue Code. We expect to make a profit on these charges for the Contract Enhancement. Please see the Appendix B for examples.

Your contract value will reflect any gains or losses attributable to a Contract Enhancement described above. Contract Enhancements, and any gains attributable to a Contract Enhancement, distributed under your Contract will be considered earnings under the contract for tax purposes.

Asset-based charges are deducted from the total value of the Separate Account. In addition, for the Guaranteed Fixed Account, the Contract Enhancement charge lowers the credited rate that would apply if the Contract Enhancement had not been elected. Therefore, your Contract incurs charges on the entire amounts included in your Contract, which includes premium payments made in the first three years, the Contract Enhancement and the earnings, if any, on such amounts for the first three contract years. As a result, the aggregate charges assessed will be higher than those that would be charged if the Contract did not include the Contract Enhancement. Accordingly, it is possible that upon surrender, particularly in a declining market, you will receive less money back than you would have if you had not elected the Contract Enhancement. Jackson National NY will recapture all or part of any Contract Enhancements if you make withdrawals in the first three years. We expect to profit from certain charges assessed under the Contract, including the withdrawal charge, the mortality and expense risk charge and the Contract Enhancement charge.

If you elect the Contract Enhancement and then make more than relatively small premium payments during contract years two and three, you would likely have lower account values than if you had not elected the Contract Enhancement. If you make premium payments only in the first contract year for the 2% credit, and do not make a withdrawal during the first three years, however, it takes only a 1.85% or better rate of return for you to be better off having elected the Contract Enhancement. Thus, the Contract Enhancement is suitable only for those who expect to hold their contracts for at least three years and who make substantially all of their premium payments in the first contract year or after the third contract year.

THE OPTIONAL CONTRACT ENHANCEMENT IS MOST SUITABLE IF YOU INTEND TO MAKE ONLY YOUR INITIAL PREMIUM PAYMENT.

CAPITAL PROTECTION PROGRAM. If you select our Capital Protection program, we will allocate enough of your premium to the Guaranteed Fixed Account to assure that the amount so allocated will equal at the end of the 1 year period, your total original premium paid. You may allocate the rest of your premium to any Investment Division(s). If any part of the Guaranteed Fixed Account value is surrendered or transferred before the end of the selected guarantee period, the value at the end of that period will not equal the original premium.

For an example of Capital Protection, assume you made a premium payment of $10,000 when the interest rate for the one-year guaranteed period was 3.00% per year. We would allocate $9,709 to that guaranteed period because $9,709 would increase at that interest rate to $10,000 after one year, assuming no withdrawals are taken. The remaining $291 of the payment would be allocated to the Investment Division(s) you selected.

ACCUMULATION UNITS. Your contract value allocated to the Investment Divisions will go up or down depending on the performance of the Investment Divisions you select. In order to keep track of the value of your Contract during the accumulation phase, we use a unit of measure called an "accumulation unit." During the income phase we use a measure called an "annuity unit."

Every business day, we determine the value of an accumulation unit for each of the Investment Divisions by:

     o determining the total amount of assets held in the particular Investment Division;

     o    subtracting any charges and taxes chargeable under the Contract; and

     o    dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day and may be different for different charges.

When you make a premium payment, we credit your Contract with accumulation units. The number of accumulation units we credit is determined at the close of that business day by dividing the amount of the premium allocated to any Investment Division by the value of the accumulation unit for that Investment Division.

THE  VALUE  OF  YOUR   ALLOCATIONS  TO  INVESTMENT   DIVISIONS  IS  MEASURED  IN
"ACCUMULATION UNITS."

                                    TRANSFERS

You may transfer your contract value among the Investment Divisions at any time, but transfers between the Guaranteed Fixed Account option and an Investment Division must occur prior to the income date. If a renewal occurs within one year of the Income Date, the Company will credit interest up to the Income Date at the then Current Interest Rate for the Guaranteed Fixed Account Option.

You can make 15 transfers every contract year during the accumulation phase without charge.

A transfer will be effective as of the end of the business day when we receive your transfer request in good order.

YOU MAY MAKE UP TO 15 FREE TRANSFERS PER CONTRACT YEAR.

RESTRICTIONS ON TRANSFERS. To the extent permitted by applicable law, we reserve the right to restrict the number of transfers per year that you can request and to restrict you from making transfers on consecutive business days. In addition, your right to make transfers may be modified if we determine that the exercise by one or more Contract owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which we consider to be to the disadvantage of other owners. A modification could be applied to transfers to or from one or more of the Investment Divisions, and could include, but are not limited to:

     o    requiring a minimum time period between each transfer;

     o limiting transfer requests from an agent acting on behalf of one or more Contract owners or under a power of attorney on behalf of one or more Contract owners; or

     o    limiting the dollar amount that you may transfer at any one time.

WE RESERVE THE RIGHT TO MODIFY YOUR TRANSFER RIGHTS IF WE BELIEVE IT IS NECESSARY TO PREVENT DISADVANTAGE TO OTHER OWNERS.

TELEPHONE TRANSACTIONS. You may make transfers by telephone, unless you elect not to have this privilege. When authorizing a transfer, you must complete your telephone call by the close of that business day (usually 4:00 p.m. Eastern time) in order to receive that day's accumulation unit value for an Investment Division.

We attempt to assure that your telephone authorizations are genuine by requesting identifying information and tape recording telephone communications. We disclaim all liability for any claim, loss or expense resulting from any alleged error or mistake in connection with a telephone transfer you did not properly authorize. However, if we fail to employ reasonable procedures to ensure that all telephone transfers are properly authorized, we may be held liable for such losses. We reserve the right to modify or discontinue at any time and without notice the acceptance of instructions from someone other than you, the telephone transfer privilege, and/or the right to make transfers.

YOU MAY TRANSFER YOUR CONTRACT VALUES AMONG ALLOCATION OPTIONS BY TELEPHONE, BUT WITHDRAWAL REQUESTS AND INCOME PAYMENT ELECTIONS MUST BE IN WRITING.

                              ACCESS TO YOUR MONEY

You can have access to the money in your Contract:

o    by making either a partial or complete withdrawal, or

o    by electing to receive income payments.

Your beneficiary can have access to the money in your Contract when a death benefit is paid.

When you make a complete withdrawal you will receive the value of your Contract on the day you make the withdrawal, MINUS any applicable premium tax, annual contract maintenance charges, charges due under any optional endorsement and all applicable withdrawal charges.

Your withdrawal request must be in writing. We will accept withdrawal requests submitted via facsimile. There are risks associated with not requiring original signatures in order to disburse Contract owner monies.

Except in connection with the systematic withdrawal program, you must withdraw at least $500 or, if less, the entire amount in the Guaranteed Fixed Account or Investment Division from which you are making the withdrawal. After your withdrawal, you must have at least $100 left in the Guaranteed Fixed Account or Investment Division.

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE. THERE ARE LIMITATIONS ON WITHDRAWALS FROM QUALIFIED PLANS. SEE "TAXES."

WITHDRAWALS MAY BE TAXED, INCLUDING A POSSIBLE PENALTY TAX IF YOU ARE UNDER AGE 59 1/2.

WAIVER OF WITHDRAWAL CHARGES FOR EXTENDED CARE. We will waive the withdrawal charge that would otherwise apply in certain circumstances by providing you, at no charge, an EXTENDED CARE BENEFIT, under which we will waive any withdrawal charges on amounts of up to $250,000 from the Separate Account or from the Guaranteed Fixed Account that you withdraw after providing us with a physician's statement that you have been confined to a nursing home or hospital for 90 consecutive days, beginning at least 30 days after your Contract was issued. You may exercise this benefit once under your contract.


SYSTEMATIC WITHDRAWAL PROGRAM. You can arrange to have money automatically sent to you periodically while your Contract is still in the accumulation phase. You will have to pay taxes on money you receive. You may be subject to a withdrawal charge.

SUSPENSION OF WITHDRAWALS OR TRANSFERS. We may be required to suspend or delay withdrawals or transfers from an Investment Division when:

     o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     o under applicable SEC rules, trading on the New York Stock Exchange is restricted;

     o under applicable SEC rules, an emergency exists so that it is not reasonably practicable to dispose of securities in an Investment Division or determine the value of its assets; or,

     o    the SEC, by order, may permit for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the Guaranteed Fixed Account for the period permitted by law, but not more than six months.

                       INCOME PAYMENTS (THE INCOME PHASE)

The income phase of your Contract occurs when you begin receiving regular income payments from us. The INCOME DATE is the day on which those payments begin. Once income payments begin, the contract cannot be returned to the accumulation phase. The income date must be at least one year after the contract is issued. You can choose the income date and an income option. The income options are described below.

If you do not choose an income option, we will assume that you selected Option 3, which provides a life annuity with 120 months of guaranteed payments.

You can change the income date or income option at any time before the income date, but the income date may only be changed to a later date, once one has been selected. You must give us written notice at least seven days before the scheduled income date. Income payments must begin by your 90th birthday under a non-qualified Contract or the calendar year in which you attain age 70 1/2 under a traditional Individual Retirement Annuity. Distributions under qualified plans and Tax-Sheltered Annuities must begin by the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire. Distributions from Roth IRAs are not required prior to your death.

At the income date, you can choose to receive fixed or variable payments from the Investment Divisions. Unless you tell us otherwise, your income payments will be based on the Allocation Options that were in place on the income date.

You can choose to have income payments made monthly, quarterly, semi-annually, or annually. However, if you have less than $2,000 to apply toward an income option, we may provide your payment in a single lump sum. Likewise, if your first income payment would be less than $20, we may set the frequency of payments so that the first payment would be at least $20.

IN YOUR CONTRACT'S INCOME PHASE, WE MAKE REGULAR PAYMENTS TO YOU.

VARIABLE INCOME PAYMENTS. If you choose to have any portion of your income payments based upon one or more Investment Divisions, the dollar amount of your initial annuity payment will depend primarily upon the following:

     o the amount of your contract value you allocate to the Investment Division(s) on the income date;

     o the amount of any applicable premium taxes, recapture charges or withdrawal charges deducted from your contract value on the income date;

     o    which income option you select; and

     o the investment factors listed in your Contract that translate the amount of your contract value (as adjusted for applicable charges, frequency of payment and commencement date) into initial payment amounts that are measured by the number of annuity units of the Investment Division(s) you select credited to your Contract.

The investment factors in your Contract are calculated based upon a variety of factors, including the age and gender of the annuitant if you select an income option with a life contingency and an assumed investment rate of 3%.

We calculate the dollar amount of subsequent income payments that you receive based upon the performance of the Investment Divisions you select. If that performance (measured by changes in the value of annuity units) exceeds the assumed investment rate, then your income payments will increase; if that performance is less than the assumed investment rate, then your income payments will decrease.

THE AMOUNT OF YOUR INCOME PAYMENTS CAN BE GUARANTEED OR CAN VARY BASED ON THE PERFORMANCE OF THE INVESTMENT DIVISIONS YOU SELECT.

INCOME OPTIONS. The annuitant is the person whose life we look to when we make income payments (each description assumes that you are the owner and annuitant). The following income options may not be available in all states.

OPTION 1 - Life Income. This income option provides monthly payments for your life.

OPTION 2 - Joint and Survivor. This income option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you.

OPTION 3 - Life Annuity With at least 120 or 240 Monthly Payments. This income option provides monthly payments for the annuitant's life, but with payments continuing to the beneficiary for the remainder of 10 or 20 years (as you select) if the annuitant dies before the end of the selected period. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

OPTION 4 - Income for a Specified Period. This income option provides monthly payments for any number of years from 5 to 30. If the beneficiary does not want to receive the remaining scheduled payments, a single lump sum may be requested, which will be equal to the present value of the remaining payments (as of the date of calculation) discounted at an interest rate that will be no more than 1% higher than the rate used to calculate the initial payment.

ADDITIONAL OPTIONS - We may make other income options available.


                                  DEATH BENEFIT

The death benefit paid to your beneficiary upon your death is calculated as of the date we receive completed claim forms and proof of death from the beneficiary of record. The death benefit paid will be the basic death benefit unless you have selected the optional Earnings Protection Benefit.

Basic Death Benefit. If you die before moving to the income phase, the person you have chosen as your beneficiary will receive a death benefit. If you have a joint owner, the death benefit will be paid when the first joint owner dies. The surviving joint owner will be treated as the beneficiary. Any other beneficiary designated will be treated as a contingent beneficiary. Only a spouse beneficiary has the right to continue the Contract in force upon your death.

The death benefit equals the greater of:

     (a) our contract value on the date we receive proof of death and completed claim forms from your beneficiary; or

     (b) The total premiums you have paid since your Contract was issued minus prior withdrawals (including any applicable charges) and premium taxes.

          For purposes of calculating (b) all adjustments to the Net Premiums will occur at the time of the withdrawal, premium payment, or deduction of the annual contract maintenance charges, transfer charges, any applicable charges due to optional endorsement or taxes and all adjustments for amounts withdrawn will reduce the Net Premiums in the same proportion that the contract value was reduced on the date of that withdrawal.

The death benefit can be paid under one of the following death benefit option:

     o    single lump sum payment; or

     o    payment of entire death  benefit  within 5 years of the date of death;
          or

     o payment of the entire death benefit under an income option over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy; or payment of a portion of the death benefit under an income option over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy, with the balance of the death benefit payable to the beneficiary.

Under these income options, the beneficiary may also elect to receive additional lump sums at any time. The receipt of any additional lump sums will reduce the future income payments to the beneficiary.

Unless the beneficiary chooses to receive the entire death benefit in a single sum, the beneficiary must elect an income option within the 60-day period beginning with the date we receive proof of death and payments must begin within one year of the date of death. If the beneficiary chooses to receive some or all of the death benefit in a single sum and all the necessary requirements are met, we will pay the death benefit within seven days. If your beneficiary is your spouse, he/she can continue the Contract in his/her own name. The Special Spousal Continuation Option is one way to continue your contract. See the "Special Spousal Continuation" section below.

As owner, you may also make a predetermined selection of the death benefit option to be paid if your death occurs before the Income Date. If this Predetermined Death Benefit Option Election is in force at the time of your death, the payment of the death benefit may not be postponed, nor can the Contract be continued under any other provisions of this Contract. This restriction applies even if the Beneficiary is your spouse, unless such restriction is prohibited by law.

IF YOU DIE BEFORE YOUR CONTRACT'S INCOME PHASE, YOUR BENEFICIARY WILL BE PAID AT LEAST THE GREATER OF YOUR CONTRACT VALUE OR YOUR NET PREMIUM PAYMENTS.

EARNINGS PROTECTION BENEFIT. The Earnings Protection Benefit is an optional benefit that may increase the amount of the death benefit payable at your death. If you are 75 years of age or younger when your Contract is issued, you may elect the Earnings Protection Benefit.

If you are under the age of 70 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 40% of the earnings in your Contract, subject to the limit described below.

If you are age 70 - 75 when your Contract is issued and you elect the Earnings Protection Benefit, the amount that will be added to the death benefit that is otherwise payable is 25% of the earnings in your Contract, subject to the limit described below.

For purposes of this benefit, we define EARNINGS as the amount by which the sum of your contract value exceeds the REMAINING PREMIUMS (premiums not previously withdrawn). If the earnings amount is negative, I.E., the total remaining premiums are greater than your contract value, no Earnings Protection Benefit will be paid.

In determining the maximum amount of earnings on which we will calculate your Earnings Protection Benefit, earnings shall never exceed 250% of the remaining premium excluding remaining premiums paid in the 12 months prior to the date of your death (other than your initial premium if you die in the first contract year).

As described below, if your spouse exercises the Special Spousal Continuation Option upon your death, the Earnings Protection Benefit will be paid upon your death and your spouse may discontinue the Earnings Protection Benefit at that time. If your spouse fails to make that election, the Earnings Protection
Benefit  will  remain  in force  and  upon  your  spouse's  death we will pay an
Earnings Protection Benefit if the Contract has accrued additional earnings since your death. In calculating that benefit, we will not take into consideration earnings accrued on or prior to the Continuation Date (as defined in "Special Spousal Continuation Option" below). In addition, the maximum earnings on which we calculate the Earnings Protection Benefit is 250% of the contract value after application of the Continuation Adjustment plus remaining premium paid on or after the Continuation Date (excluding remaining premiums paid within 12 months of your spouse's death).

You must elect the Earnings Protection Benefit when you apply for your Contract. Once elected, the benefit may not be terminated. However, if the Contract is continued under the Special Spousal Continuation Option, your spouse may then elect to discontinue the Earnings Protection Benefit.

No Earnings Protection Benefit (other than a "Continuation Adjustment" described below in "Special Spousal Continuation) will be paid:

     o    If your Contract is in the income phase at the time of your death;

     o    If there are no earnings in your Contract; or

     o If your spouse exercises the Special Spousal Continuation Option (described below) and either

     o    is age 76 or older at the Continuation Date or

     o    elects to discontinue the Earnings Protection Benefit.

If you elect this  benefit,  we will deduct an additional  annualized  charge of
 .30% of the average daily asset value of your allocations to the Investment Divisions during the accumulation phase of the Contract.

This charge continues if your spouse elects to continue the Contract under the Special Spousal Continuation Option unless your spouse elects to discontinue it.

AN OPTIONAL EARNINGS PROTECTION BENEFIT ENDORSEMENT (FOR A CHARGE AT AN ANNUAL RATE OF 0.30%) ADDS UP TO 40% OF YOUR CONTRACT'S "EARNINGS" TO YOUR DEATH BENEFIT. EARNINGS CAN NOT EXCEED 250% OF THE REMAINING PREMIUMS.

OPTIONAL DEATH BENEFIT. You may elect to protect your Contract's death benefit from certain types of poor investment performance by selecting (in lieu of or in addition to any Earnings Protection Benefit) the Maximum Anniversary Value Death Benefit Endorsement:

     MAXIMUM ANNIVERSARY VALUE DEATH BENEFIT changes your basic death benefit to the greatest of:
     (a) Your "contract value" on the date we receive proof of death and completed claim forms from your beneficiary; or
     (b) Total "NET PREMIUMS" (premiums you paid net of premium taxes minus any withdrawals (including any applicable charges), annual contract maintenance charges, transfer charges, any applicable charges due under any optional endorsement and taxes we have paid - these charges are collected from contract value) since your Contract was issued; or
     (c) Your greatest contract value on any contract anniversary prior to your 81st birthday, REDUCED BY any withdrawals (including any applicable withdrawal charges), annual contract maintenance charges, transfer charges, and any applicable charges due under any optional endorsement subsequent to that contract anniversary, PLUS any premiums paid (net of any applicable premium taxes) subsequent to that contract anniversary, minus taxes deducted subsequent to that contract anniversary.

For purposes of calculating (b) and (c), all adjustments to the Net Premiums or contract anniversary values will occur at the time of the withdrawal, premium payment, or deduction of the annual contract maintenance charges, transfer charges, any applicable charges due to an optional endorsement or taxes and all adjustments for amounts withdrawn will reduce the Net Premiums or contract anniversary values in items (b) and (c) above in the same proportion that the contract value was reduced on the date of that withdrawal.

You may not elect the Maximum Anniversary Value Death Benefit if you are older than age 80 when your Contract is issued. The closer to age 81 you are when your Contract is issued, the less advantageous it would be for you to select these options.

SPECIAL SPOUSAL CONTINUATION OPTION. If your spouse is the beneficiary and elects to continue the Contract in his or her own name after your death, pursuant to the Special Spousal Continuation Option no death benefit will be paid at that time. Instead, we will contribute to the Contract a CONTINUATION ADJUSTMENT, which is the amount by which the death benefit that would have been payable (including the Earnings Protection Benefit, if any) exceeds the contract value. We calculate this amount using the contract value and death benefit as of the date we receive completed forms and due proof of death from the beneficiary of record and the spousal beneficiary's written request to continue the Contract (the "CONTINUATION DATE"). We will add this amount to the Contract based on the current allocation instructions at the time of your death, subject to any minimum allocation restrictions, unless we receive other allocation instructions from your spouse.

If your spouse continues the Contract in his/her own name under the Special Spousal Continuation option, the new contract value will be considered the initial premium for purposes of determining any future death benefit under the Contract. The age of the surviving spouse at the time of the continuation of the

Contract will be used to determine all benefits under the Contract

If your spouse elects to continue the Contract, your spouse, as new owner, cannot terminate most of the optional benefits you elected. However, your spouse may then terminate the Earnings Protection Benefit and no further Earnings Protection Benefit charges will be deducted and no Earnings Protection Benefit will be paid upon your spouse's death. The Contract, and its optional benefits, remain the same except as described above. Your spouse will also be subject to the same fees, charges and expenses under the Contract as you were.

UNLESS YOUR SPOUSE DISCONTINUES THE EARNINGS PROTECTION BENEFIT ON THE CONTINUATION DATE, CHARGES FOR THE BENEFIT WILL BE DEDUCTED EVEN THOUGH NO ENHANCED EARNINGS BENEFIT WILL APPLY IF YOUR SPOUSE IS 76 OR OLDER WHEN THE CONTRACT IS CONTINUED.

If you have elected the Predetermined Death Benefit Option Election the Contract can not be continued under the Special Spousal Continuation Option, unless preventing continuation would be prohibited by law.

A BENEFICIARY WHO IS THE SPOUSE OF THE CONTRACT OWNER MAY ELECT TO CONTINUE THE CONTRACT RATHER THAN RECEIVE A DEATH BENEFIT PAYMENT. IN THAT CASE, THE CONTRACT VALUE WILL BE INCREASED BY THE AMOUNT (IF ANY) THAT THE DEATH BENEFIT THAT WOULD HAVE BEEN PAID EXCEEDS CONTRACT VALUE AT THE DEATH OF THE OWNER.

DEATH OF OWNER ON OR AFTER THE INCOME DATE. If you or a joint owner dies, and is not the annuitant, on or after the income date, any remaining payments under the income option elected will continue at least as rapidly as under the method of distribution in effect at the date of death. If you die, the beneficiary becomes the owner.

DEATH OF ANNUITANT. If the annuitant is not an owner or joint owner and the annuitant dies before the income date, you can name a new annuitant. If you do not name a new annuitant within 30 days of the death of the annuitant, you will become the annuitant. However, if the owner is a non-natural person (for example, a corporation), then the death of the annuitant will be treated as the death of the owner, and a new annuitant may not be named.

If the annuitant dies on or after the income date, any remaining guaranteed payments will be paid to the beneficiary as provided for in the income option selected. Any remaining guaranteed payments will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.



                                      TAXES

THE FOLLOWING IS ONLY GENERAL INFORMATION AND IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. ADDITIONAL TAX INFORMATION IS INCLUDED IN THE SAI. YOU SHOULD CONSULT YOUR OWN TAX ADVISER AS TO HOW THESE GENERAL RULES WILL APPLY TO YOU IF YOU PURCHASE A CONTRACT.

TAXES ON EARNINGS UNDER A NON-QUALIFIED CONTRACT ARE DEFERRED UNTIL DISTRIBUTED IN A WITHDRAWAL, INCOME PAYMENT OR LOAN. EARNINGS ARE ASSUMED TO BE THE FIRST AMOUNT WITHDRAWN BUT INCOME PAYMENTS ARE ASSUMED TO BE PART EARNINGS AND PART RETURN OF PREMIUM.

TAX-QUALIFIED AND NON-QUALIFIED CONTRACTS. If you purchase your Contract as a part of a tax-qualified plan such as an Individual Retirement Annuity (IRA), Tax-Sheltered Annuity (sometimes referred to as a 403(b) contract), or pension or profit-sharing plan (including a 401(k) plan or H.R. 10 Plan) your Contract will be what is referred to as a QUALIFIED CONTRACT. Tax deferral under a tax-qualified contract arises under the specific provisions of the Internal Revenue Code (Code) governing the tax-qualified plan, so a tax-qualified contract should be purchased only for the features and benefits other than tax deferral that are available under a tax-qualified contract, and not for the purpose of obtaining tax deferral. You should consult your own adviser regarding these features and benefits of the Contract prior to purchasing a tax-qualified Contract.

If you do not purchase your Contract as a part of any tax-qualified pension plan, specially sponsored program or an individual retirement annuity, your Contract will be what is referred to as a NON-QUALIFIED CONTRACT.

The amount of your tax liability on the earnings under and the amounts received from either a tax-qualified or a non-qualified contract will vary depending on the specific tax rules applicable to your contract and your particular circumstances.

NON-QUALIFIED CONTRACTS - GENERAL TAXATION. Increases in the value of a non-qualified contract attributable to undistributed earnings are generally not taxable to the contract owner or the annuitant until a distribution (either a withdrawal or an income payment) is made from the contract. This tax deferral is generally not available under a non-qualified contract owned by a non-natural person (e.g., a corporation or certain other entities other than a trust holding the contract as an agent for a natural person). Loans based on a non-qualified contract are treated as distributions.

NON-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. Any withdrawal from a non-qualified contract is taxable as ordinary income to the extent it does not exceed the accumulated earnings under the contract. A part of each income payment under a nonqualified contract is generally treated as a non-taxable return of premium. The balance of each income payment is taxable as ordinary income. The amounts of the taxable and non-taxable portions of each income payment are determined based on the amount of the investment in the contract and the length of the period over which income payments are to be made. Income payments received after you have received all of your investment in the contract are fully taxable as ordinary income. Additional information is provided in the SAI.

The Code also imposes a 10% penalty on certain taxable amounts received under a non-qualified contract. This penalty tax will not apply to any amounts:

     o    paid on or after the date you reach age 59 1/2;

     o    paid to your beneficiary after you die;

     o paid if you become totally disabled (as that term is defined in the Code);

     o paid in a series of substantially equal payments made annually (or more frequently) for your life or for a period not exceeding your life expectancy or the life expectancy of a beneficiary;

     o    paid under an immediate annuity; or

     o    which come from premiums made prior to August 14, 1982.

WITHDRAWALS PRIOR TO AGE 59 1/2 MAY BE SUBJECT TO A PENALTY TAX.

TAX-QUALIFIED CONTRACTS - WITHDRAWALS AND INCOME PAYMENTS. The Code imposes limits on loans, withdrawals, and income payments under tax-qualified contracts. These limits and the tax computation rules are summarized in the SAI. Any withdrawals under a tax-qualified contract will be taxable except to the extent they are allocable to an investment in the contract (any after-tax contributions). In most cases, there will be little or no investment in the contract for a tax-qualified contract because contributions will have been made on a pre-tax or tax-deductible basis.

WITHDRAWALS FROM TAX-QUALIFIED CONTRACTS ARE TAXABLE (OTHER THAN AFTER-TAX CONTRIBUTIONS, IF ANY).

WITHDRAWALS - TAX-SHELTERED ANNUITIES. The Code limits the withdrawal of amounts attributable to purchase payments made under a salary reduction agreement from Tax-Sheltered Annuities. Withdrawals can only be made when an owner:

     o    reaches age 59 1/2;

     o    leaves his/her job;

     o    dies;

     o    becomes disabled (as that term is defined in the Code); or

     o in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium and not any earnings.

WITHDRAWALS - ROTH IRAS. Subject to certain limitations, individuals may also purchase a type of non-deductible IRA annuity known as a Roth IRA annuity. Qualified distributions from Roth IRA annuities are entirely federal income tax free. A qualified distribution requires that the individual has held the Roth IRA annuities for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on account of the individual's death or disability, or as a qualified first-time home purchase, subject to $10,000 lifetime maximum, for the individual, or for a spouse, child, grandchild, or ancestor.

CONSTRUCTIVE WITHDRAWALS - INVESTMENT ADVISER FEES. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract. In a series of Private Letter Rulings, however, the Internal Revenue Service has held that the payment of investment adviser fees from a tax-qualified contract need not be considered a distribution for income tax purposes. Under the facts in these Rulings:

     o there was a written agreement providing for payments of the fees solely from the annuity contract,

     o    the contract owner had no liability for the fees and

     o    the fees were paid solely from the annuity contract to the adviser.

DEATH BENEFITS. None of the death benefits paid under the contract to the beneficiary will be tax-exempt life insurance benefits. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

DEATH BENEFITS ARE NOT LIFE INSURANCE. ESTATE OR GIFT TAXES MAY ALSO APPLY.

STATUS OF EARNINGS PROTECTION BENEFIT AND THE OPTIONAL DEATH BENEFIT. With respect to IRAs, our understanding of current law is that the tax status of the Earnings Protection Benefit and the optional death benefit is unclear. To resolve any uncertainty, we have asked the Internal Revenue Service to approve the use of the Earnings Protection Benefit Endorsement in IRAs. We believe that use of the Earnings Protection Benefit Endorsement and the optional death benefit  should  not  result  in  adverse  tax  treatment.  We may,  in our sole discretion and in compliance with our adopted procedures, accept IRA contributions to purchase a contract with optional benefits. However, WE CAN GIVE NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE WILL APPROVE THE USE OF THE OPTIONAL EARNINGS PROTECTION BENEFIT IN IRAS. THEREFORE, THE CONTRACT OWNERS BEAR THE RISK OF ANY ADVERSE TAX TREATMENT.

ASSIGNMENT. An assignment of your Contract will generally be a taxable event. Assignments of a tax-qualified contract may also be limited by the Code and the Employee Retirement Income Security Act of 1974, as amended. These limits are summarized in the SAI. You should consult your tax adviser prior to making any assignment of your Contract.

DIVERSIFICATION. The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the underlying investments are being managed so as to comply with these requirements.

OWNER CONTROL. In three Revenue Rulings issued between 1977 and 1982, the Internal Revenue Service (IRS) held that where a contract holder had certain forms of actual or potential control over the investments held under a variable annuity contract, the contract owner had to be treated as the owner of those assets and thus taxable on the income and gains produced by those assets. A holder of a Contract will not have any of the specific types of control that were described in those Rulings. In addition, in 1999, the IRS announced that it would not apply the holdings of these Rulings to holders of tax-qualified contracts that hold mutual fund shares as investments. However, because of the continuing uncertainty as to the scope and application of these Rulings, we reserve the right to modify the Contract to the extent required to maintain favorable tax treatment.


                                OTHER INFORMATION

DOLLAR COST AVERAGING. If the amount allocated to the Investment Divisions plus the amount allocated to Guaranteed Fixed Account is at least $15,000, you can arrange to have a regular amount of money periodically transferred automatically into the Investment Divisions from the one-year Guaranteed Fixed Account or any of the Investment Divisions. In the case of transfers from the Guaranteed Fixed Account or Investment Divisions with a stable unit value, this can let you pay a lower average cost per unit over time than you would receive if you made a one-time purchase. Transfers from the more volatile Investment Divisions may not result in lower average costs and such Investment Divisions may not be an appropriate source of dollar cost averaging transfers in volatile markets. Certain restrictions may apply.

SYSTEMATIC TRANSFERS FACILITATE A DOLLAR COST AVERAGING STRATEGY AND DO NOT COUNT AGAINST YOUR 15 FREE TRANSFERS PER YEAR.

EARNINGS SWEEP. You can choose to move your earnings from the source accounts (only applicable from the 1-year Guaranteed Fixed Account Option and the Money Market sub-account).

REBALANCING.  You can arrange to have us automatically  reallocate your contract
value  among  Investment  Divisions   periodically  to  maintain  your  selected
allocation percentages.

You may cancel a Dollar Cost Averaging, Earnings Sweep or Rebalancing program using whatever methods that you use to change your allocation instructions.

FREE LOOK. You may return your Contract to the selling agent or us within twenty days after receiving it. We will return

     o    the contract value in the Investment Divisions, plus

     o any fees and expenses deducted from the premium prior to allocation to the Investment Divisions, plus

     o the full amount of premium you allocated to the Guaranteed Fixed Account (minus any withdrawals)

     o    any applicable Contract Enhancement recapture charge.

We will determine the contract value in the Investment Divisions as of the date we receive your Contract if you mail it to us or the date you return it to the selling agent. We will return premium payments where required by law.

YOUR CONTRACT HAS A FREE LOOK PERIOD OF 20 DAYS.

ADVERTISING. From time to time, we may advertise several types of performance of the Investment Divisions.

     o TOTAL RETURN is the overall change in the value of an investment in an Investment Division over a given period of time.

     o STANDARDIZED AVERAGE ANNUAL TOTAL RETURN is calculated in accordance with SEC guidelines.

     o NON-STANDARDIZED TOTAL RETURN may be for periods other than those required by, or may otherwise differ from, standardized average annual total return. For example, if a Series has been in existence longer than the Investment Division, we may show non-standardized performance for periods that begin on the inception date of the Series, rather than the inception date of the Investment Division

     o YIELD refers to the income generated by an investment over a given period of time.

Performance will be calculated by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. Performance will reflect the deduction of the mortality and expense risk and administration charges and may reflect the deduction of contract maintenance and withdrawal charges, but will not reflect charges for optional features except in performance data used in sales materials that promote those optional features. The deduction of withdrawal charges and/or the charges for optional features, would reduce the percentage increase or make greater any percentage decrease.

WE MAY ADVERTISE SEVERAL TYPES OF PERFORMANCE OF THE INVESTMENT DIVISIONS.

MARKET TIMING AND ASSET ALLOCATION SERVICES. Market timing and asset allocation services must comply with our administrative systems, rules and procedures. Prior to utilizing the market timing and asset allocation services, a market timing agreement, which sets forth certain conditions, must be signed. Because excessive trades in a Series can hurt its performance and harm contract owners, we reserve the right to refuse any transfer requests from a market timing and asset allocation service or other non-contract owners that we believe will disadvantage the Series or the contract owners.

Market timing or asset allocation services may conflict with transactions under JNL's dollar cost averaging program, earnings sweep program, automatic rebalancing program or systematic withdrawal program (the "Programs"). Accordingly, when JNL receives notice that you have authorized a market timing or asset allocation service to effect transactions on your behalf, JNL will automatically terminate your participation in any Program in which you are then enrolled, unless you authorize us in writing to continue your participation.

WE RESERVE THE RIGHT TO LIMIT MARKET TIMING TRANSFERS THAT WE BELIEVE WILL DISADVANTAGE OTHER CONTRACT OWNERS.

MODIFICATION OF YOUR CONTRACT. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Contract. Any change or waiver must be in writing. We may change the terms of your Contract without your consent in order to comply with changes in applicable law, or otherwise as we deem necessary.


LEGAL PROCEEDINGS. There are no material legal proceedings, other than the ordinary routine litigation incidental to the business to which Jackson National Life Insurance Company of New York is a party.

Jackson National Life Insurance Company ("JNL") is a defendant in a number of civil proceedings substantially similar to other litigation brought against many life insurers alleging misconduct in the sale of insurance products. These matters are sometimes referred to as market conduct litigation. The litigation against JNL seeks to certify various classes of policyholders who purchased either life insurance and annuity products from JNL during some period from 1981 to present. JNL has retained national and local counsel experienced in the handling of such litigation, and has obtained favorable rulings in prior similar cases. However, at this time, it is not feasible to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome in such actions.

                                 PRIVACY POLICY

COLLECTION OF NONPUBLIC PERSONAL INFORMATION

We collect nonpublic personal information (financial and health) about you from some or all of the following sources:

     o    Information we receive from you on applications or other forms;
     o    Information about your transactions with us;
     o    Information we receive from a consumer reporting agency;
     o Information we obtain from others in the process of verifying information you provide us; and
     o Individually identifiable health information, such as your medical history when you have applied for a life insurance policy.

DISCLOSURE OF CURRENT AND FORMER CUSTOMER NONPUBLIC PERSONAL INFORMATION

We WILL NOT DISCLOSE our current and former customers' nonpublic personal information to affiliated or nonaffiliated third parties, EXCEPT AS PERMITTED BY LAW. TO THE EXTENT PERMITTED BY LAW, WE MAY DISCLOSE to either affiliated or nonaffiliated third parties all of the nonpublic personal financial information that we collect about our customers, as described above.

In general, any disclosures to affiliated or nonaffiliated parties will be for the purpose of them providing services for us so that we may more efficiently administer your Contract and process the transactions and services you request. WE DO NOT SELL INFORMATION TO EITHER AFFILIATED OR NON-AFFILIATED PARTIES.

We also share customer name and address information with unaffiliated mailers to assist in the mailing of company newsletters and other Contract owner communications. Our agreements with these third party mailers require them to use this information responsibly and restrict their ability to share this information with other parties.

SECURITY TO PROTECT THE CONFIDENTIALITY OF NONPUBLIC PERSONAL INFORMATION

We HAVE SECURITY PRACTICES AND PROCEDURES in place to prevent unauthorized access to your nonpublic personal information. Our practices of safeguarding your information help protect against the criminal use of the information. Our employees are bound by a Code of Conduct requiring that all information be kept in strict confidence, and they are subject to disciplinary action for violation of the Code.

We RESTRICT ACCESS to nonpublic personal information about you to those employees who need to know that information to provide products or services to you. We MAINTAIN PHYSICAL, ELECTRONIC, AND PROCEDURAL SAFEGUARDS that comply with federal and state regulations to guard your nonpublic personal information.

                              TABLE OF CONTENTS OF
                    THE STATEMENT OF ADDITIONAL INFORMATION

   General Information and History ...................................... 2

   Services ............................................................. 2

   Purchase of Securities Being Offered ................................. 3

   Underwriters ......................................................... 3

   Calculation of Performance ........................................... 3

   Additional Tax Information ...........................................10

   Net Investment Factor ................................................21

   Financial Statements .................................................22

                                   APPENDIX A


DOW JONES DOES NOT:

o Sponsor, endorse, sell or promote the First Trust/JNL The DowSM Target 10 Series.

o Recommend that any person invest in the First Trust/JNL The DowSM Target 10 Series or any other securities.

o Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the First Trust/JNL The DowSM Target 10 Series.

o Have any responsibility or liability for the administration, management or marketing of the First Trust/JNL The DowSM Target 10 Series.

o Consider the needs of the First Trust/JNL The DowSM Target 10 Series in determining, composing or calculating the DJIA or have any obligation to do so.

--------------------------------------------------------------------------------
DOW JONES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE FIRST TRUST/JNL THE DOWSM TARGET 10 SERIES. SPECIFICALLY,

     o DOW JONES DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AND DOW JONES DISCLAIMS ANY WARRANTY ABOUT:

     O THE RESULTS TO BE OBTAINED BY THE FIRST TRUST/JNL THE DOWSM TARGET 10 SERIES, THE OWNERS OF THE FIRST TRUST/JNL THE DOW TARGET 10 SERIES OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE DJIA AND THE DATA INCLUDED IN THE DJIA;

     O    THE ACCURACY OR COMPLETENESS OF THE DJIA AND ITS DATA;

     O THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE DJIA AND ITS DATA;

     O DOW JONES WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE DJIA OR ITS DATA;

     O UNDER NO CIRCUMSTANCES WILL DOW JONES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF DOW JONES KNOWS THAT THEY MIGHT OCCUR.

     O THE LICENSING AGREEMENT BETWEEN FIRST TRUST ADVISORS L.P. (SUB-ADVISER TO THE JNL VARIABLE FUND LLC) AND DOW JONES IS SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE FIRST TRUST/JNL THE DOWSM TARGET 10 SERIES OR ANY OTHER THIRD PARTIES.
--------------------------------------------------------------------------------



                                   APPENDIX B
    ----------------------------------------------------------------------------------------------------------------------------
    JNL EXAMPLE 1
    ----------------------------------------------------------------------------------------------------------------------------
                      100,000.00  : Premium
                           7.00%  : Withdrawal Charge Year 2
                           2.00%  : Contract Enhancement
                           0.67%  : Contract Enhancement Charge
                           1.50%  : Recapture Charge Year 2
                           8.00%  : Gross Return
                           5.68%  : Net Return (Gross Return -1.65% asset based charges - Contract Enhancement Charge)

    AT END OF YEAR 2
                      113,916.28  : Contract Value at end of year 2
                      100,000.00  : Net Withdrawal requested

                       13,916.28  : Earnings
                       94,080.57  : Premium withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
                       ---------
                      107,996.85  : Total Gross Withdrawal

                      107,996.85  : Total Gross Withdrawal
                       -6,585.64  : Withdrawal Charge
                       -1,411.21  : Recapture Charge
                       ---------
                      100,000.00  : Total Net Withdrawal
    ----------------------------------------------------------------------------------------------------------------------------




    ----------------------------------------------------------------------------------------------------------------------------
    JNL EXAMPLE 2
    ----------------------------------------------------------------------------------------------------------------------------
                         10/1/01
                      100,000.00  : Premium
                           6.00%  : Withdrawal Charge Contribution Year 3
                            .75%  : Recapture Charge Contribution Year 3
                         12/1/01
                      100,000.00  : Premium
                           7.00%  : Withdrawal Charge Contribution Year 2
                           1.50%  : Recapture Charge Contribution Year 2

                           2.00%  : Contract Enhancement
                           0.00%  : Net Return

                         11/1/03
                      204,000.00  : Contract Value
                      150,000.00  : Net Withdrawal Requested

                        4,000.00  : Earnings
                       16,000.00  : Additional Free withdrawal amount
                      100,000.00  : Premium 1 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
                       40,163.94  : Premium 2 withdrawn (grossed up to account for Withdrawal Charge and Recapture Charge)
                       ---------
                      160,163.94  : Total Gross Withdrawal

                      160,163.94  : Total Gross Withdrawal
                       -6,000.00  : Withdrawal Charge from Premium 1
                         -750.00  : Recapture Charge from Premium 1
                       -2,811.48  : Withdrawal Charge from Premium 2
                         -602.46  : Recapture Charge from Premium 2
                         -------
                      150,000.00  : Total Net Withdrawal
    ----------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
QUESTIONS: If you have any questions about your Contract, you may contact us at:
--------------------------------------------------------------------------------

ANNUITY SERVICE CENTER:                                   1 (800) 599-5651

         MAIL ADDRESS:                                    P.O. Box 0809, Denver, Colorado  80263-0809

         DELIVERY ADDRESS:                                8055 East Tufts Avenue, Second Floor, Denver,
                                                           Colorado 80237
INSTITUTIONAL MARKETING
GROUP SERVICE CENTER:                                     1 (800) 777-7779

         MAIL ADDRESS:                                    P.O. Box 30386, Lansing, Michigan  48909-9692

         DELIVERY ADDRESS:                                1 Corporate Way, Lansing, Michigan  48951
                                                          Attn: IMG

HOME OFFICE:                                              2900 Westchester Avenue, Purchase, New York 10577
------------------------------------------------------------------------------------------------------------------------------------

                       STATEMENT OF ADDITIONAL INFORMATION

                                 _________, 2002



                     INDIVIDUAL AND GROUP DEFERRED FIXED AND
                           VARIABLE ANNUITY CONTRACTS
                     ISSUED BY THE JNLNY SEPARATE ACCOUNT I
             OF JACKSON NATIONAL LIFE INSURANCE COMPANY OF NEW YORK



This Statement of Additional Information (SAI) is not a prospectus. It contains information in addition to and more detailed than set forth in the Prospectus and should be read in conjunction with the Prospectus dated ______, 2002. The Prospectus may be obtained from Jackson National Life Insurance Company of New York by writing P.O. Box 0809, Denver, Colorado 80263-0809, or calling 1-800-599-5651. Not all Investment Divisions described in this SAI may be available for investment.





                                TABLE OF CONTENTS

General Information and History.........................................2
Services................................................................2
Purchase of Securities Being Offered....................................3
Underwriters............................................................3
Calculation of Performance..............................................3
Additional Tax Information..............................................7
Net Investment Factor .................................................18
Financial Statements ..................................................19

GENERAL INFORMATION AND HISTORY

JNLNY Separate Account I (Separate Account) is a separate investment account of Jackson National Life Insurance Company of New York (Jackson National NY). In September 1997, the company changed its name from First Jackson National Life Insurance Company to its present name. Jackson National NY is a wholly-owned subsidiary of Jackson National Life Insurance Company, and is ultimately a wholly-owned subsidiary of Prudential plc, London, England, a life insurance company in the United Kingdom.


The S&P/JNL Divisions are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. (S&P). S&P makes no representation or warranty, express or implied, to the owners of the Divisions or any member of the public regarding the advisability of investing in securities generally or in the Divisions particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the Separate Account (Licensee) is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which are determined, composed and calculated by S&P without regard to the Licensee or the Divisions. S&P has no obligation to take the needs of the Licensee or the owners of the Divisions into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Divisions or the timing of the issuance or sale of the Divisions or in the determination or calculation of the equation by which the Divisions are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Divisions.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE DIVISIONS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SERVICES

Jackson National NY is the custodian of the assets of the Separate Account. Jackson National NY has custody of all cash of the Separate Account and attends to the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.

Effective October 15, 1999, KPMG LLP, 90 South Seventh Street, Minneapolis, Minnesota 55402, assumed responsibility for the audit and reporting functions previously provided by PricewaterhouseCoopers LLP to Jackson National NY. These changes were put into effect by Jackson National NY as of the date referenced above. Neither Jackson National NY nor the Separate Account has received an adverse opinion, nor were there any disagreements with PricewaterhouseCoopers LLP.

Jorden Burt LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in the Prospectus.

PURCHASE OF SECURITIES BEING OFFERED

The contracts will be sold by licensed insurance agents. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of the National Association of Securities Dealers, Inc. (NASD).

UNDERWRITERS

The contracts are offered continuously and are distributed by Jackson National Life Distributors, Inc. (JNLD), 401 Wilshire Boulevard, Suite 1200, Santa Monica, California 90401. JNLD is a subsidiary of Jackson National Life Insurance Company. No underwriting commissions are paid by Jackson National NY to JNLD.

CALCULATION OF PERFORMANCE

When Jackson National NY advertises performance for an investment division (except the PPM America/JNL Money Market Division), we will include quotations of standardized average annual total return to facilitate comparison with standardized average annual total return advertised by other variable annuity separate accounts. Standardized average annual total return for an investment division will be shown for periods beginning on the date the investment division first invested in the corresponding series. We will calculate standardized average annual total return according to the standard methods prescribed by rules of the Securities and Exchange Commission.

Standardized average annual total return for a specific period is calculated by taking a hypothetical $1,000 investment in an investment division at the offering on the first day of the period ("initial investment"), and computing the average annual compounded rate of return for the period that would equate the initial investment with the ending redeemable value ("redeemable value") of that investment at the end of the period, carried to at least the nearest hundredth of a percent. Standardized average annual total return is annualized and reflects the deduction of all recurring charges that are charged to all contracts. The redeemable value also reflects the effect of any applicable withdrawal charge that may be imposed at the end of the period. No deduction is made for premium taxes which may be assessed by certain states.

The standardized average annual total returns for each Division (except the PPM America/JNL Money Market Division) for contracts with maximum endorsements (includes deduction of insurance charges and the administration charge) for the periods ended December 31, 2001 are as follows (more recent returns may be more or less than the stated returns due to market volatility):
[TO BE UPDATED BY AMENDMENT]



                                                                                                               Since Inception of
                                                                         One Year           Five Years        Investment Division
                                                                         --------           ----------        -------------------
Alger/JNL Growth Division(1)
Alliance Capital/JNL Growth Division(2)
Eagle/JNL Core Equity Division(1)
Eagle/JNL SmallCap Equity Division(1)
Janus/JNL Aggressive Growth Division(1)
Janus/JNL Balanced Division(2)
Janus/JNL Capital Growth Division(1)
Janus/JNL Global Equities Divison(1)
PPM America/JNL Balanced Division(1)
PPM America/JNL High Yield Bond Division(1)
Putnam/JNL Growth Division(1)
Putnam/JNL International Equity Division(1)
Putnam/JNL Midcap Growth Division(2)
Putnam/JNL Value Equity Division(1)
Salomon Brothers/JNL Global Bond Division(1)
Salomon Brothers/JNL U.S. Government & Quality
    Bond Division(1)
S&P/JNL Conservative Growth Division I(3)
S&P/JNL Moderate Growth Division I(4)
S&P/JNL Aggressive Growth Division I(5)
S&P/JNL Very Aggressive Growth Division I(6)
S&P/JNL Equity Growth Division I(4)
S&P/JNL Equity Aggressive Growth Division I(4)
T. Rowe Price/JNL Established Growth Division(1)
T. Rowe Price/JNL Mid-Cap Growth Division(1)
T. Rowe Price/JNL Value Division(2)

1   Corresponding series commenced operations on October 1, 1998.
2   Corresponding series commenced operations on May 1, 2000.
3   Corresponding series commenced operations on April 22, 1999.
4   Corresponding series commenced operations on April 20, 1999.
5   Corresponding series commenced operations on May 10, 1999.

6   Corresponding series commenced operations on May13, 1999.

Jackson National NY may also advertise non-standardized total return on an annualized and nonannualized (cumulative) basis. Non-standardized total return may be for periods other than those required to be presented or may otherwise differ from standardized average annual total return. The contract is designed for long term investment; therefore, Jackson National NY believes that non-standardized total return that does not reflect the deduction of any applicable withdrawal charge may be useful to investors. Reflecting the deduction of the withdrawal charge decreases the level of performance advertised. Non-standardized total return may also assume a larger initial investment which more closely approximates the size of a typical contract.

The non-standardized average annual total returns that each investment division (except the PPM America/JNL Money Market Division) would have achieved if it had been invested in the corresponding series for the periods indicated, calculated in a manner similar to standardized average annual total return but assuming a hypothetical initial investment of $10,000 and without deducting the contract maintenance charge or the withdrawal charge, are shown in the table below. The table shows non-standardized returns for contracts with no optional endorsements.

           NON-STANDARDIZED RETURN FOR A CONTRACT WITH NO ENDORSEMENTS [to be updated by amendment]

                                                                    One Year Period   Five Year Period
                                                                         Ended              Ended          Since Inception
                                                                     December 31,       December 31,        of Investment
                                                                         2001               2001              Division
                                                                    --------------     --------------         --------

Alger/JNL Growth Division(1)
Alliance Capital/JNL Growth Division(2)
Eagle/JNL Core Equity Division(1)
Eagle/JNL SmallCap Equity Division(1)
Janus/JNL Balanced Division(2)
Janus/JNL Capital Growth Division(1)
Janus/JNL Global Equities Divison(1)
PPM America/JNL Balanced Division(1)
PPM America/JNL High Yield Bond Division(1)
Putnam/JNL Growth Division(1)
Putnam/JNL International Equity Division(1)
Putnam/JNL Midcap Growth Division(2)
Putnam/JNL Value Equity Division(1)
Salomon Brothers/JNL Global Bond Division(1)
Salomon Brothers/JNL U.S. Government & Quality
  Bond Division(1)
S&P/JNL Conservative Growth Division I(3)


[to be updated by amendment]

                                                                    One Year Period   Five Year Period
                                                                         Ended              Ended          Since Inception
                                                                     December 31,       December 31,        of Investment
                                                                         2001               2001              Division
                                                                    --------------     --------------         --------

S&P/JNL Moderate Growth Division I(4)
S&P/JNL Aggressive Growth Division I(5)
S&P/JNL Very Aggressive Growth Division I(6)
S&P/JNL Equity Growth Division I(4)
S&P/JNL Equity Aggressive Growth Division I(4)
T. Rowe Price/JNL Established Growth Division(1)
T. Rowe Price/JNL Mid-Cap Growth Division(1)
T. Rowe Price/JNL Value Division(2)

1   Corresponding series commenced operations on October 1, 1998.
2   Corresponding series commenced operations on May 1, 2000.
3   Corresponding series commenced operations on April 22, 1999.
4   Corresponding series commenced operations on April 20, 1999.
5   Corresponding series commenced operations on May 10, 1999.
6   Corresponding series commenced operations on May13, 1999.

Prior to May 1, 2000, the corresponding series to the Putnam/JNL International Equity Division was the T. Rowe Price/JNL International Equity Investment Division and the corresponding series was sub-advised by Rowe Price-Fleming International, Inc.

Standardized average annual total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication. Both standardized average annual total return quotations and non-standardized total return quotations will be based on rolling calendar quarters and will cover at least periods of one, five, and ten years, or a period covering the time the investment division has been in existence, if it has not been in existence for one of the prescribed periods.

Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance should not be considered a guarantee of future performance. Factors affecting the performance of an investment division and its corresponding series include general market conditions, operating expenses and investment management. An owner's withdrawal value upon surrender of a contract may be more or less than its original cost.

Jackson National NY may advertise the current annualized yield for a 30-day period for an investment division. The annualized yield of an investment division refers to the income generated by the investment division over a specified 30-day period. Because this yield is annualized, the yield generated by an investment division during the 30-day period is assumed to be generated each 30-day period. The yield is computed by dividing the net investment income per accumulation unit earned during the period by the price per unit on the last day of the period, according to the following formula:

                                [OBJECT OMITTED]

Where:

      a  =  net investment  income earned during the period by the Series  attributable  to shares owned by the investment division.
      b  =  expenses for the investment division accrued for the period (net of reimbursements).
      c  =  the average daily number of accumulation units outstanding during the period.
      d  =  the maximum offering price per accumulation unit on the last day of the period.

Net investment income will be determined in accordance with rules established by the Securities and Exchange Commission. Accrued expenses will include all recurring fees that are charged to all contracts. No yield data is included here because these are new contracts.


Because of the charges and deductions imposed by the Separate Account, the yield for an investment division will be lower than the yield for the corresponding series. The yield on amounts held in the investment divisions normally will fluctuate over time. Therefore, the disclosed yield for any given period is not an indication or representation of future yields or rates of return. An investment division's actual yield will be affected by the types and quality of portfolio securities held by the series and the series operating expenses.

Any current yield quotations of the PPM America/JNL Money Market Division will consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. We may advertise yield for the Division based on different time periods, but we will accompany it with a yield quotation based on a seven day calendar period. The PPM America/JNL Money Market Division's yield will be calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from contracts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return and multiplying the base period return by (365/7). The PPM America/JNL Money Market Division's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current yield quotations of the Division.

The PPM America/JNL Money Market Division's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the series' portfolio, portfolio quality and average maturity, changes in interest rates, and the series' expenses. Although the investment division determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitations described in the series' Prospectus or Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will be maintained for any period of time and there is no guarantee that the net asset values will remain constant. It should be noted that neither a contract owner's investment in the PPM America/JNL Money Market Division nor that Division's investment in the PPM America/JNL Money Market Series, is guaranteed or insured. Yields of other money market funds may not be comparable if a different base or another method of calculation is used.

ADDITIONAL TAX INFORMATION

NOTE: INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER. JACKSON NATIONAL NY DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT OTHER SPECIAL RULES MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL

Section 72 of the Internal Revenue Code of 1986, as amended (the "Code"), governs taxation of annuities in general. An individual owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a withdrawal or as annuity payments under the annuity option elected. For a withdrawal received as a total surrender (total redemption or a death benefit), the recipient is taxed on the portion of the payment that exceeds the cost basis of the contract. For a payment received as a partial withdrawal, federal tax liability is generally determined on a last-in, first-out basis, meaning taxable income is withdrawn before the cost basis of the contract is withdrawn. For contracts issued in connection with non-qualified plans, the cost basis is generally the premiums, while for contracts issued in connection with tax-qualified plans there may be no cost basis. The taxable portion of a withdrawal is taxed at ordinary income tax rates. Tax penalties may also apply.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. All annuity payments in excess of the exclusion amount are fully taxable at ordinary income rates.

The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the fixed or estimated number of years for which annuity payments are to be made. No exclusion is allowed with respect to any payments received after the investment in the contract has been recovered (i.e., when the total of the excludable amounts equals the investment in the contract). For certain types of tax-qualified plans there may be no cost basis in the contract within the meaning of Section 72 of the Code.

The taxable portion is taxed at ordinary income tax rates. Owners, annuitants and beneficiaries under the contracts should seek competent financial advice about the tax consequences of distributions.

Jackson National NY is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from Jackson National NY and its operations form a part of Jackson National NY.

WITHHOLDING TAX ON DISTRIBUTIONS

The Code generally requires Jackson National NY (or, in some cases, a plan administrator) to withhold tax on the taxable portion of any distribution or withdrawal from a contract. For "eligible rollover distributions" from contracts issued under certain types of tax-qualified plans, 20% of the distribution must be withheld, unless the payee elects to have the distribution "rolled over" to another eligible plan in a direct transfer. This requirement is mandatory and cannot be waived by the owner.

An "eligible rollover distribution" is the taxable portion of any amount received by a covered employee from a plan qualified under Section 401(a) or 403(a) of the Code, or from a tax sheltered annuity qualified under Section 403(b) of the Code (other than (1) a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the employee, or joint lives (or joint life expectancies) of the employee, and his or her designated beneficiary, or for a specified period of ten years or more; (2) minimum distributions required to be made under the Code; and (3) hardship withdrawals). Failure to "rollover" the entire amount of an eligible rollover distribution (including an amount equal to the 20% portion of the distribution that was withheld) could have adverse tax consequences, including the imposition of a penalty tax on premature withdrawals, described later in this section.

Withdrawals or distributions from a contract other than eligible rollover distributions are also subject to withholding on the estimated taxable portion of the distribution, but the owner may elect in such cases to waive the withholding requirement. If not waived, withholding is imposed (1) for periodic payments, at the rate that would be imposed if the payments were wages, or (2) for other distributions, at the rate of 10%. If no withholding exemption certificate is in effect for the payee, the rate under (1) above is computed by treating the payee as a married individual claiming 3 withholding exemptions.

Generally, the amount of any payment of interest to a non-resident alien of the United States shall be subject to withholding of a tax equal to thirty (30%) percent of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is included in the recipient's gross income.

DIVERSIFICATION -- SEPARATE ACCOUNT INVESTMENTS

Section 817(h) of the Code imposes certain asset diversification standards on variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments held in any segregated asset account underlying the contract are not adequately diversified, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"). Disqualification of the contract as an annuity contract would result in imposition of federal income tax to the owner with respect to earnings allocable to the contract prior to the receipt of payments under the contract. The Code contains a safe harbor provision which provides that annuity contracts, such as the Contracts, meet the diversification requirements if, as of the close of each calendar quarter, the underlying assets meet the diversification standards for a regulated investment company, and no more than 55% of the total assets consist of cash, cash items, U.S. government securities and securities of other regulated investment companies.

The Treasury Department has issued Regulations establishing diversification requirements for the mutual funds underlying variable contracts. These Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under these Regulations, a mutual fund will be deemed adequately diversified if (1) no more than 55% of the value of the total assets of the mutual fund is represented by any one investment; (2) no more than 70% of the value of the total assets of the mutual fund is represented by any two investments; (3) no more than 80% of the value of the total assets of the mutual fund is represented by any three investments; and (4) no more than 90% of the value of the total assets of the mutual fund is represented by any four investments.

Jackson National NY intends that each series of the JNL Series Trust will be managed by its respective investment adviser in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of a segregated asset account will cause the contract owner to be treated as the owner of the assets of the segregated asset account pursuant to Revenue Rulings 77-85, 80-274 and 81-225 that are referenced in the Prospectus. The Treasury Department also stated in 1986 that further guidance on this issue would be forthcoming. The only official guidance that has been issued on this issue since the regulations were published in 1986 was Revenue Procedure 99-44 which stated that satisfying the asset diversification regulations "does not prevent a contract holder's control of the investments of a segregated asset account from causing the contract holder, rather than the insurance company, to be treated as the owner of the assets in the account."

The amount of owner control which may be exercised under the contract is not comparable to the kinds of control that were present in any of the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was the owner of the assets of the separate account. At this time it cannot be determined whether additional guidance will be provided on these issues and what standards may be contained in such guidance. Due to the uncertainty in this area, Jackson National NY reserves the right to modify the contract to the extent required to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one annuity contract in any calendar year.

PARTIAL 1035 EXCHANGES

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. Historically, it was presumed that only the exchange of an entire contract, as opposed to a partial exchange, would be accorded tax-free status. In 1998 in Conway vs. Commissioner, the Tax Court held that the direct transfer of a portion of an annuity contract into another annuity contract qualified as a non-taxable exchange. On November 22, 1999, the Internal Revenue Service filed an Action on Decision which indicated that it acquiesced in the Tax Court decision in Conway. However, in its acquiescence with the decision of the Tax Court, the Internal Revenue Service stated that it will challenge transactions where taxpayers enter into a series of partial exchanges and annuitizations as part of a design to avoid application of the 10% premature distribution penalty or other limitations imposed on annuity contracts under the Code. In the absence of further guidance from the Internal Revenue Service it is unclear what specific types of partial exchange designs and transactions will be challenged by the Internal Revenue Service. Due to the uncertainty in this area owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for contracts will be taxed currently to the owner if the owner is a non-natural person, e.g., a corporation or certain other entities. Such contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to contracts held by a trust or other entity as an agent for a natural person nor to contracts held by certain tax-qualified plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of a contract may have tax consequences. Any assignment or pledge of a tax-qualified contract may also be prohibited by ERISA in some circumstances. Owners should, therefore, consult competent legal advisers should they wish to assign or pledge their contracts.

DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

STATUS OF EARNINGS PROTECTION BENEFIT AND THE OTHER OPTIONAL DEATH BENEFITS.

With respect to IRAs, our understanding of current law is that the tax status of the Earnings Protection Benefit and the other optional death benefits is unclear. To resolve any uncertainty, we have asked the Internal Revenue Service to approve the use of the Earnings Protection Benefit Endorsement and the other optional death benefits in IRAs. We believe that use of the Earnings Protection Benefit Endorsement and the other optional death benefits should not result in adverse tax treatment. We may, in our sole discretion and in compliance with our adopted procedures, accept IRA contributions to purchase a contract with optional benefits. However, WE CAN GIVE NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE WILL APPROVE THE USE OF THE OPTIONAL EARNINGS PROTECTION BENEFIT AND THE OTHER OPTIONAL DEATH BENEFITS IN IRAS. THEREFORE, THE CONTRACT OWNERS BEAR THE RISK OF ANY ADVERSE TAX TREATMENT.

TAX-QUALIFIED PLANS

The contracts offered by the Prospectus are designed to be suitable for use under various types of tax-qualified plans. Taxation of owners of a tax-qualified contract will vary based on the type of plan and the terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a tax-qualified contract may be subject to the terms and conditions of the plan, regardless of the terms and conditions of the contracts issued to fund the plan.

TAX TREATMENT OF WITHDRAWALS

Non-Qualified Contracts
-----------------------

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate premiums made, any amount withdrawn not in the form of an annuity payment will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are included in a taxpayer's gross income. Section 72 further provides that a 10% penalty will apply to the income portion of any distribution. The penalty is not imposed on amounts received: (1) after the taxpayer reaches 59 1/2; (2) upon the death of the owner; (3) if the taxpayer is totally disabled as defined in Section 72(m)(7) of the Code; (4) in a series of substantially equal periodic payments made at least annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his beneficiary; (5) under an immediate annuity; or (6) which are allocable to premium payments made prior to August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Tax-Qualified Contracts
-----------------------

In the case of a withdrawal under a tax-qualified contract, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a tax-qualified contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including contracts issued and qualified under Code Sections 401 (pension and profit sharing plans), 403(b) (tax-sheltered annuities) and 408 and 408A (IRAs). To the extent amounts are not included in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (1) if distribution is made on or after the date on which the owner or annuitant (as applicable) reaches age 59 1/2; (2) distributions following the death or disability of the owner or annuitant (as applicable) (for this purpose "disability" is defined in Section 72(m)(7) of the Code); (3) after separation from service, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such owner or annuitant (as applicable) and his or her designated beneficiary; (4) distributions to an owner or annuitant (as applicable) who has separated from service after he has attained age 55; (5) distributions made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (6) distributions made to an alternate payee pursuant to a qualified domestic relations order; (7) distributions made on account of an IRS levy upon the qualified contracts, (8) distributions from an IRA after separation from employment for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner or annuitant (as applicable) and his or her spouse and dependents if the contract owner or annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the contract owner or annuitant (as applicable) has been re-employed for at least 60 days); (9) distributions from an IRA made to the owner or annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) (as applicable) for the taxable year; and (10) distributions from an individual retirement annuity made to the owner or annuitant (as applicable) which are qualified first time home buyer distributions (as defined in Section 72(t)(8) of the Code). The exceptions stated in items (4) and (6) above do not apply in the case of an IRA. The exception stated in (3) above applies to an IRA without the requirement that there be a separation from service.

With respect to (3) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (in accordance with Section 403(b)(11) of the Code) are limited to the following: when the owner attains age 59 1/2, separates from services, dies, becomes disabled (within the meaning of Section 72(m)(7) of the Code), or in the case of hardship. Hardship withdrawals do not include any earnings on salary reduction contributions. These limitations on withdrawals apply to: (1) salary reduction contributions made after December 31, 1988; (2) income attributable to such contributions; and (3) income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or exchanges between certain tax-qualified plans. Tax penalties may also apply. While the foregoing limitations only apply to certain contracts issued in connection with Section 403(b) plans, all owners should seek competent tax advice regarding any withdrawals or distributions.

The taxable portion of a withdrawal or distribution from tax-qualified contracts may, under some circumstances, be "rolled over" into another eligible plan so as to continue to defer income tax on the taxable portion. Such treatment is available for an "eligible rollover distribution" made by certain types of plans (as described above under "Taxes -- Withholding Tax on Distributions") that is transferred within 60 days of receipt into another eligible plan or an IRA. Plans making such eligible rollover distributions are also required, with some exceptions specified in the Code, to provide for a direct transfer of the distribution to the transferee plan designated by the recipient.

Amounts received from IRAs may also be rolled over into other IRAs or certain other plans, subject to limitations set forth in the Code.

Generally, distributions from a tax-qualified plan must commence no later than April 1 of the calendar year following the year in which the employee attains the later of age 70 1/2 or the date of retirement. In the case of an IRA, distribution must commence no later than April 1 of the calendar year following the year in which the owner attains age 70 1/2. Required distributions must be over a period not exceeding the life or life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax on the amount not distributed is imposed on the individual.

TYPES OF TAX-QUALIFIED PLANS

The contracts offered herein are designed to be suitable for use under various types of tax-qualified plans. Taxation of participants in each tax-qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a tax-qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into Jackson National NY's administrative procedures. Jackson National NY is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a contract, unless Jackson National NY specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law.

A tax-qualified contract will not provide any necessary or additional tax deferral if it is used to fund a tax-qualified plan that is tax deferred. However, the contract has features and benefits other than tax deferral that may make it an appropriate investment for a tax-qualified plan. Following are general descriptions of the types of tax-qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding tax-qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a contract issued under a tax-qualified plan.

Contracts issued pursuant to tax-qualified plans include special provisions restricting contract provisions that may otherwise be available as described herein. Generally, contracts issued pursuant to tax-qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Tax-Qualified Contracts. (See "Tax Treatment of Withdrawals - Tax-Qualified Contracts" above.)

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by Jackson National NY in connection with certain Tax-Qualified Plans will utilize tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

         (a) Tax-Sheltered Annuities

         Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c) (3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not included in the gross income of the employee until the employee receives distributions from the contract. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, non-discrimination and withdrawals. Employee loans are not allowed under these contracts. Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (b) Individual Retirement Annuities

         Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "individual retirement annuity" ("IRA annuity"). Under applicable limitations, certain amounts may be contributed to an IRA annuity which will be deductible from the individual's taxable income. IRA annuities are subject to limitations on eligibility, contributions, transferability and distributions. Sales of IRA annuities are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of contracts to be qualified as IRA annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (c) Roth IRA Annuities

         Section 408A of the Code provides that individuals may purchase a non-deductible IRA annuity, known as a Roth IRA annuity. Purchase payments for Roth IRA annuities are limited to a maximum of $2,000 per year and are not deductible from taxable income. The Economic Growth & Tax Relief Reconciliation Act of 2001 (the "Act") increases the maximum annual dollar limitation limit for IRA contributions (including Roth IRA contributions) from $2,000 to $3,000 for calendar years 2002 through 2004; $4,000 for calendar years 2005 through 2007; and $5,000 for 2008. After 2008, the limit will be adjusted annually for inflation in $500 increments. In addition, the Act allows individuals age 50 and older to make additional catch-up IRA contributions. The otherwise maximum contribution limit (before application of adjusted gross income phase-out limits) for an individual who had celebrated his or her 50th birthday before the end of the tax year is increased by $500 for 2002 through 2005, and $1,000 for 2006 and later.

         Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation (increased as discussed above) continues to apply to all of a taxpayer's IRA annuity contributions, including Roth IRA annuities and non-Roth IRA annuities.

         Qualified distributions from Roth IRA annuities are free from federal income tax. A qualified distribution requires that the individual has held the Roth IRA annuity for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA annuity. The 10% penalty tax and the regular IRA annuity exceptions to the 10% penalty tax apply to taxable distributions from Roth IRA annuities.

         Amounts may be rolled over from one Roth IRA annuity to another Roth IRA annuity. Furthermore, an individual may make a rollover contribution from a non-Roth IRA annuity to a Roth IRA annuity, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA annuity being rolled over that would be included in income if the distributions were not rolled over. There are no similar limitations on rollovers from one Roth IRA annuity to another Roth IRA annuity.

         (d) Pension and Profit-Sharing Plans

         The Internal Revenue Code permits employers, including self-employed individuals, to establish various types of qualified retirement plans for employees. These retirement plans may permit the purchase of the contracts to provide benefits under the plan. Contributions to the plan for the benefit of employees will not be included in the gross income of the employee until distributed from the plan. The tax consequences to owners may vary depending upon the particular plan design. However, the Code places limitations on all plans on such items as amount of allowable contributions; form, manner and timing of distributions; vesting and non-forfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions, transferability of benefits, withdrawals and surrenders. Purchasers of contracts for use with pension or profit sharing plans should obtain competent tax advice as to the tax treatment and suitability of such an investment.

         (e) Eligible Deferred Compensation Plans -- Section 457

         Under Code provisions, employees and independent contractors performing services for state and local governments and other tax-exempt organizations may participate in eligible deferred compensation plans under Section 457 of the Code. The amounts deferred under a Plan which meets the requirements of Section 457 of the Code are not taxable as income to the participant until paid or otherwise made available to the participant or beneficiary. As a general rule, the maximum amount which can be deferred in any one year is the lesser of $8,500 or 33 1/3 percent of the participant's includible compensation. The Act increases the dollar limit on deferrals to conform to the elective deferral limitation. The Act also increases the elective deferral limitation to $11,000 for 2002 and in $1,000 annual increments thereafter until it reaches $15,000 in 2006. The limit is indexed for inflation after that in $500 increments. The Act also increases the 33 1/3 percent of compensation limitation on deferrals to 100 percent of compensation. In limited circumstances, the plan may provided for additional catch-up contributions in each of the last three years before normal retirement age. Furthermore, the Code provides additional requirements and restrictions regarding eligibility and distributions.

         All of the assets and income of an eligible deferred compensation plan established by a governmental employer must be held in trust for the exclusive benefit of participants and their beneficiaries. For this purpose, custodial accounts and certain annuity contracts are treated as trusts. The requirement of a trust does not apply to amounts under a Plan of a tax-exempt (non-governmental) employer. In addition, the requirement of a trust does not apply to amounts under a Plan of a governmental employer if the Plan is not an eligible plan within the meaning of section 457(b) of the Code. In the absence of such a trust, amounts under the plan will be subject to the claims of the employer's general creditors.

         In general, distributions from a Plan are prohibited under section 457 of the Code unless made after the participant:

               o    attains age 701/2,

               o    separates from service,

               o    dies, or

               o suffers an unforeseeable financial emergency as defined in the regulations.

Under present federal tax law, amounts accumulated in a Plan under section 457 of the Code cannot be transferred or rolled over on a tax-deferred basis except for certain transfers to other Plans under section 457.

NET INVESTMENT FACTOR

The net investment factor is an index applied to measure the net investment performance of an investment division from one valuation date to the next. The net investment factor for any investment division for any valuation period during the accumulation and annuity phases is determined by dividing (a) by (b) and then subtracting (c) from the result where:

          (a)  is the net result of:

               (1) the net asset value of a series share held in the investment division determined as of the valuation date at the end of the valuation period, plus

               (2) the per share amount of any dividend or other distribution declared by the series if the "ex-dividend" date occurs during the valuation period, plus or minus

               (3) a per share credit or charge with respect to any taxes paid or reserved for by Jackson National NY during the valuation period which are determined by Jackson National NY to be attributable to the operation of the investment division (no federal income taxes are applicable under present law);

          (b) is the net asset value of the series share held in the investment division determined as of the valuation date at the end of the preceding valuation period; and

          (c) is the asset charge factor determined by Jackson National NY for the valuation period to reflect the asset based charges (the mortality and expense risks), administration charge, and any applicable charges for optional benefits.

Also see "Income Payments (The Income Phase)" in the Prospectus.

Since the net investment factor may be greater than, less than, or equal to one, and the factor that offsets the 3% investment rate assumed is slightly less than one, the value of an annuity unit (which changes with the product of that factor) and the net investment may increase, decrease or remain the same.

                       [This page intentional left blank]

PART C.  OTHER INFORMATION

Item 24.  Financial Statements and Exhibits

     (a)   Financial Statements:

         (1) Financial statements and schedules included in Part A:

              Not Applicable

         (2)Financial statements and schedules included in Part B:
                To be filed by Amendment.

              JNLNY Separate Account I

                  Report of Independent Accountants at December 31, 2001 Statement of Assets and Liabilities as of December 31, 2001 Statement of Operations for the Year Ended December 31, 2001 Statement of Changes in Net Assets for the Years Ended December 31, 2001 and December 31, 2000
                  Notes to Financial Statements

              Jackson National Life Insurance Company of New York

                  Report of Independent Accountants at December 31, 2001 Balance Sheet for the years ended December 31, 2001 and 2000 Income Statement for the years ended December 31, 2001, 2000 and 1999
                  Statement of Stockholder's Equity and Comprehensive Income for
                     the years ended December 31, 2001, 2000 and 1999
                  Statement of Cash Flows for the years ended December 31, 2001,
                     2000 and 1999
                  Notes to Financial Statements

Item 24.(b)  Exhibits

Exhibit
No.      Description

1.       Resolution   of   Depositor's   Board  of   Directors
         authorizing the establishment of the Registrant, incorporated by reference to Registrant's Registration Statement filed via EDGAR on October 3, 1997 (File Nos. 333-37175 and 811-08401).

2.       Not Applicable

3.       General  Distributor  Agreement  dated  September 19,
         1997,   incorporated  by  reference  to  Registrant's
         Registration  Statement filed via EDGAR on October 3,
         1997 (File Nos. 333-37175 and 811-08401).

4.a. Form of the Perspective Focus Fixed and Variable Annuity Contract, attached hereto.

b.       Specimen of Tax Sheltered Annuity Endorsement, attached hereto.

c.       Specimen of Retirement Plan Endorsement, attached hereto.

d.       Specimen of Individual Retirement Annuity Endorsement, attached hereto.

e.       Specimen of Roth IRA Endorsement, attached hereto.

f.       Form of Earnings Protection Benefit Endorsement, attached hereto.

g. Form of Maximum Anniversary Value Death Benefit Endorsement, attached hereto.

h.       Form of 2% Contract Enhancement Endorsement, attached hereto.

i. Form of Waiver of Withdrawal Charges for Extended Care Endorsement, attached hereto.

5. Form of the Perspective Focus Fixed and Variable Annuity Application, to be filed by amendment.

6.a.     Declaration and Charter of Depositor, incorporated by
         reference  to  Registrant's   Registration  Statement
         filed via EDGAR on October 3, 1997 (File Nos. 333-37175 and 811-08401).

  b. By-laws of Depositor, incorporated by reference to Registrant's Registration Statement filed via EDGAR on October 3, 1997 (File Nos. 333-37175 and 811-08401).

7.       Not Applicable

8.       Not Applicable

9.       Opinion and Consent of Counsel, attached hereto.

10.      Consent of Independent Accountants, to be filed by amendment.

11.      Not Applicable

12.      Not Applicable

13.      Not Applicable.

14.      Power of Attorney, attached hereto.



Item 25.  Directors and Officers of the Depositor

         Name and Principal                 Positions and Offices
         Business Address                   with Depositor

         Donald B. Henderson, Jr.           Director
         4A Rivermere Apartments
         Bronxville, NY  10708

         Henry J. Jacoby                    Director
         305 Riverside Drive
         New York, NY  10025

         David L. Porteous                  Director
         20434 Crestview Drive
         Reed City, MI  49777

         Donald T. DeCarlo                  Director
         200 Manor Road
         Douglaston, New York 11363

         Herbert G. May III                 Director
         HQ Global
         890 Winter St
         Suite 150
         Waltham, MA 02451-1449

         Jim Golembiewski                   Vice President, Senior Counsel
         1 Corporate Way                    Assistant Secretary and Director
         Lansing, MI  48951

         Jay A. Elliott                     Senior Vice President -
         10710 Midlothian Turnpike          Divisional Director
         Suite 301                          and Director
         Richmond, VA 23235

         Andrew B. Hopping                  Executive Vice President,
         1 Corporate Way                    Chief Financial Officer,
         Lansing, MI 48951                  Director and Chairman of the Board

         Thomas J. Meyer                    Senior Vice President,
         1 Corporate Way                    Secretary, General Counsel &
         Lansing, MI 48951                  Director

         Clark P. Manning                   President, Chief Executive Officer
         1 Corporate Way                    & Chief Operating Officer
         Lansing, MI 48951

         Richard Ash                        Appointed Actuary and
         1 Corporate Way                    Vice President - Actuarial
         Lansing, MI 48951

         J. George Napoles                  Senior Vice President &
         1 Corporate Way                    Chief Information Officer
         Lansing, MI 48951

         Scott L. Stoltz                    Senior Vice President -
         1 Corporate Way                    Administration
         Lansing, MI 48951

         Brad Powell                        President IMG & Director
         1 Corporate Way
         Lansing, MI 48951

         John B. Banez                      Vice President - Systems and
         1 Corporate Way                    Programming
         Lansing, MI 48951

         Marianne Clone                     Vice President - Customer Service
         1 Corporate Way
         Lansing, MI 48951

         Gerald W. Decius                   Vice President - Systems Model
         1 Corporate Way                    Office
         Lansing, MI 48951

         Lisa C. Drake                      Vice President - Actuary &
         1 Corporate Way                    Chief Actuary
         Lansing, MI 48951

         Joseph D. Emanuel                  Vice President, Associate
         1 Corporate Way                    General Counsel and Assistant
         Lansing, MI 48951                  Secretary

         Robert A. Fritts                   Vice President & Controller -
         1 Corporate Way                    Financial Operations
         Lansing, MI 48951

         James Garrison                     Vice President - Tax
         1 Corporate Way
         Lansing, MI 48951

         Rhonda K. Grant                    Vice President - Government
         1 Corporate Way                    Relations
         Lansing, MI 48951

         Steve Hrapkiewisicz                Vice President - Human
         1 Corporate Way                    Resources
         Lansing, MI  48951

         Cheryl Johns                       Vice President - Life Division
         1 Corporate Way
         Lansing, MI 48951

         Timo P. Kokko                      Vice President - Support
         1 Corporate Way                    Services
         Lansing, MI 48951

         Everett W. Kunzelman               Vice President - Underwriting
         1 Corporate Way
         Lansing, MI 48951

         Keith R. Moore                     Vice President - Technology
         1 Corporate Way
         Lansing, MI 48951

         P. Chad Myers                      Vice President - Asset
         1 Corporate Way                    Liability Management
         Lansing, MI 48951

         Mark D. Nerud                      Vice President - Financial
         225 West Wacker Drive              Reporting
         Suite 1200
         Chicago, IL  60606

         James B. Quinn                     Vice President - Broker
         1 Corporate Way                    Management
         Lansing, MI 48951

         Connie J. Van Doorn                Vice President - Variable
         8055 E. Tufts Avenue               Annuity Administration
         Suite 200
         Denver, CO 80237

Item 26.  Persons Controlled by or Under Common Control with the
          Depositor or Registrant.

                  State of          Control/
Company           Organization      Ownership           Principal Business

Brooke            Delaware          100%                Holding Company
Holdings, Inc.                      Holborn             Activities
                                    Delaware
                                    Partnership

Brooke            Delaware          100% Brooke         Holding Company
Finance                             Holdings, Inc.      Activities
Corporation

Brooke Life       Michigan          100% Brooke         Life Insurance
Insurance                           Holdings, Inc.
Company

Carolina          North             96.65% Jackson      Manufacturing
Steel             Carolina          National Life       Company
                                    Insurance
                                    Company

Cherrydale        Delaware          96.4% Jackson       Candy
Farms, Inc.                         National Life
                                    Insurance
                                    Company

Cherrydale        Delaware          72.5% Jackson       Holding Company
Holdings, Inc.                      National Life       Activities
                                    Insurance
                                    Company

Hermitage         Michigan          100% Jackson        Advertising Agency
Management, LLC                     National Life
                                    Insurance
                                    Company

Holborn           Delaware          80% Prudential      Holding Company
Delaware                            One Limited,        Activities
Partnership                         10% Prudential
                                    Two Limited,
                                    10% Prudential
                                    Three Limited

IFC Holdings,     Delaware          99% National        Broker/Dealer
Inc.                                Planning Holdings
                                    Inc.

Investment        Delaware          100% IFC Holdings,  Broker/Dealer
Centers of                          Inc.
America

IPM Products      Delaware          93% Jackson         Auto Parts
Group                               National Life
                                    Insurance Company

Jackson           USA               100% JNL            Savings & Loan
Federal                             Thrift
Bank                                Holdings, Inc.

Jackson           Michigan          100% Jackson        Investment Adviser,
National                            National Life       and Transfer Agent
Asset                               Insurance
Management, LLC                     Company

Jackson           Delaware          100% Jackson        Advertising/
National                            National Life       Marketing
Life                                Insurance           Corporation and
Distributors,                       Company             Broker/Dealer
Inc.

Jackson           New York          100%                Life Insurance
National                            Jackson
Life Insurance                      National Life
Company of                          Insurance
New York                            Company

JNLI LLC          Delaware          100%                Tuscany Notes
                                    Jackson
                                    National Life
                                    Insurance
                                    Company

JNL Advisors,     Michigan          100%                Registered Investment
LLC                                 Jackson             Advisor
                                    National Life
                                    Insurance
                                    Company

JNL Securities,   Michigan          100%                Securities Broker/Dealer
LLC                                 JNL Advisors,       & Insurance Agency
                                    LLC

JNL Investors     Massachusetts     Common Law          Investment Company
Series Trust                        Trust with
                                    contractual
                                    association
                                    with Jackson
                                    National Life
                                    Insurance
                                    Company of New
                                    York

JNL Series        Massachusetts     Common Law          Investment Company
Trust                               Trust with
                                    contractual
                                    association
                                    with Jackson
                                    National Life
                                    Insurance
                                    Company of New
                                    York

JNL Thrift        Michigan          100% Jackson        Holding Company
Holdings, Inc.                      National Life
                                    Insurance
                                    Company

JNL Variable      Delaware          100% Jackson        Investment Company
Fund LLC                            National
                                    Separate
                                    Account - I

JNL Variable      Delaware          100% Jackson        Investment Company
Fund III LLC                        National
                                    Separate
                                    Account III

JNL Variable      Delaware          100% Jackson        Investment Company
Fund IV LLC                         National
                                    Separate
                                    Account IV

JNL Variable      Delaware          100% Jackson        Investment Company
Fund V LLC                          National
                                    Separate
                                    Account V

JNLNY Variable    Delaware          100% JNLNY          Investment Company
Fund I LLC                          Separate
                                    Account I

JNLNY Variable    Delaware          100% JNLNY          Investment Company
Fund II LLC                         Separate
                                    Account II

LePages,          Delaware          100% Jackson        Adhesives
Inc.                                National Life
                                    Insurance
                                    Company

LePages           Delaware          100% Jackson        Adhesives
Management                          National Life
Co., LLC                            Insurance
                                    Company

National          Delaware          100% National       Broker/Dealer
Planning                            Planning            and Investment
Corporation                         Holdings, Inc.      Adviser

National          Delaware          100% Brooke         Holding Company
Planning                            Holdings, Inc.      Activities
Holdings, Inc.

PPM Holdings,     Delaware          100% Brooke         Holding Company
Inc.                                Holdings, Inc.

Prudential        United            100%                Holding Company
Corporation       Kingdom           Prudential
Holdings                            Corporation
Limited                             PLC

Prudential        United            Publicly            Financial
Corporation       Kingdom           Traded              Institution
PLC

Prudential        England and       100%                Holding
One Limited       Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                Holding
Two Limited       Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

Prudential        England and       100%                Holding
Three Limited     Wales             Prudential          Company
                                    Corporation         Activities
                                    Holdings
                                    Limited

SII               Wisconsin         100%                Broker/Dealer
Investments,                        National
Inc.                                Planning
                                    Holdings, Inc.

Trust Centers     North Dakota      100% IFC Holdings,  Trust Company
of America                          Inc.

Item 27.  Not applicable.

Item 28.  Indemnification

         Provision is made in the Company's By-Laws for indemnification by the Company of any person made or threatened to be made a party to an action or proceeding, whether civil or criminal by reason of the fact that he or she is or was a director, officer or employee of the Company or then serves or has served any other corporation in any capacity at the request of the Company, against expenses, judgments, fines and amounts paid in settlement to the full extent that officers and directors are permitted to be indemnified by the laws of the State of New York.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriter

         (a) Jackson National Life Distributors, Inc. acts as general distributor for the JNLNY Separate Account I. Jackson National Life Distributors, Inc. also acts as general distributor for the Jackson National Separate Account - I, the Jackson National Separate Account III, the Jackson National Separate Account V, the Jackson National Separate Account VI and the JNLNY Separate Account II.

         (b)      Directors and Officers of Jackson National Life Distributors,
                  Inc.:

         Name and                           Positions and Offices
         Business Address                   with Underwriter

         Michael A. Wells                   Director
         401 Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90401

         Clark Manning                      Director
         1 Corporate Way
         Lansing, Michigan 48951

         Andrew B. Hopping                  Director, Vice President,  Treasurer
         1 Corporate Way                    and Chief Financial Officer
         Lansing, MI  48951

         Clifford J. Jack                   President and Chief
         401 Wilshire Blvd.                 Executive Officer
         Suite 1200
         Santa Monica, California 90401

         Mark D. Nerud                      Chief Operating Officer,
         225 West Wacker Drive              Vice President and Assistant
         Suite 1200                         Treasurer
         Chicago, IL 60606

         Pam Aurbach                        Vice President - Index Products
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         John Kawauchi                      Senior Vice President -
         401 Wilshire Boulevard             Marketing & Corporate
         Suite 1200                         Communications
         Santa Monica, CA 90401

         Kendall Best                       Vice President - Strategic
         401 Wilshire Boulevard             Relations
         Suite 1200
         Santa Monica, CA 90401

         Sean P. Blowers                    Vice President - Thrift
         401 Wilshire Boulevard             Products and Fixed Products
         Suite 1200
         Santa Monica, CA 90401

         Barry L. Bulakites                 Senior Vice President -
         401 Wilshire Blvd.                 Resource Development
         Suite 1200
         Santa Monica, CA 90401

         Tori Bullen                        Vice President - Institutional
         401 Wilshire Boulevard             Marketing Group
         Suite 1200
         Santa Monica, CA 90401

         Scott Coomes                       Vice President - Life Products
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Stephanee Maxwell                  Vice President - Marketing
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Michael McGlothlin                 Vice President
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Christine A. Pierce-Tucker         Senior Vice President -
         401 Wilshire Boulevard             Variable Products
         Suite 1200
         Santa Monica, CA 90401

         Stephen J. Pilger                  Vice President - Key Accounts
         401 Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90401

         Bradley J. Powell                  Senior Vice President
         1 Corporate Way
         Lansing, Michigan 48951

         Scott Robinson                     Vice President - Resource
         401 Wilshire Boulevard             Development West
         Suite 1200
         Santa Monica, CA 90401

         Gregory B. Salsbury                Executive Vice President
         401 Wilshire Blvd.
         Suite 1200
         Santa Monica, CA 90401

         James L. Simon                     Director of Compliance
         1 Corporate Way                    and Secretary
         Lansing, Michigan 48951

         Phil Wright                        Vice President - Communications
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401

         Scott Yessner                      Senior Vice President
         401 Wilshire Boulevard
         Suite 1200
         Santa Monica, CA 90401


         (c)

                  New Under-       Compensation
                  writing          on
Name of           Discounts        Redemption
Principal         and              or Annuiti-     Brokerage
Underwriter       Commissions      zation          Commissions      Compensation
-----------       -----------      ------          -----------      ------------

Jackson
National
Life              Not              Not             Not              Not
Distributors,     Applicable       Applicable      Applicable       Applicable
Inc.

Item 30. Location of Accounts and Records

                  Jackson National Life Insurance Company of New York 2900 Westchester Avenue
                  Purchase, New York  10577

                  Jackson National Life Insurance Company of New York Annuity Service Center
                  8055 East Tufts Ave., Second Floor
                  Denver, Colorado  80237

                  Jackson National Life Insurance Company of New York Institutional Marketing Group Service Center
                  1 Corporate Way
                  Lansing, Michigan  48951

                  Jackson National Life Insurance Company of New York 225 West Wacker Drive, Suite 1200
                  Chicago, IL  60606

Item 31. Management Services

                  Not Applicable

Item 32. Undertakings and Representations


                 a. Jackson National Life Insurance Company of New York hereby undertakes to file this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

                 b. Jackson National Life Insurance Company of New York hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                  c. Jackson National Life Insurance Company of New York hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

                  d. Jackson National Life Insurance Company of New York represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by Jackson National Life Insurance Company of New York.

                  e. The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's industry-wide no-action letter to the American Council of Life Insurance (publicly available November 28,
         1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Lansing, and State of Michigan, on this 23rd day of January, 2002.

                  JNLNY Separate Account I
                  (Registrant)

                  By:  Jackson National Life Insurance Company of New York

                  By:      /s/ Thomas J. Meyer
                     -----------------------------------------------
                           Thomas J. Meyer
                           Vice President, General Counsel and Director

                  Jackson National Life Insurance Company of New York
                  (Depositor)

                  By:      /s/ Thomas J. Meyer
                     -----------------------------------------------
                           Thomas J. Meyer
                           Vice President, General Counsel and Director

         As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



/s/ Thomas J. Meyer                        *                    January 23, 2002
--------------------------------------------                  ------------------
Clark P. Manning, President and                               Date
Chief Executive Officer


/s/ Thomas J. Meyer                        *                    January 23, 2002
--------------------------------------------                  ------------------
Andrew B. Hopping, Executive Vice President,                  Date
Chief Financial Officer and Director


/s/ Thomas J. Meyer                        *                    January 23, 2002
---------------------------------------------                 ------------------
Seth E. Friedman                                              Date
Chief Administrative Officer and Director

/s/ Thomas J. Meyer                        *                    January 23, 2002
---------------------------------------------                 ------------------
Jay A. Elliott, Senior Vice President                         Date
and Director


/s/ Thomas J. Meyer                        *                    January 23, 2002
--------------------------------------------                  ------------------
James G. Golembiewski                                         Date
Director

/s/ Thomas J. Meyer                                             January 23, 2002
--------------------------------------------                  ------------------
Thomas J. Meyer, Senior Vice President,                       Date
General Counsel, Secretary and Director

/s/ Thomas J. Meyer                        *                    January 23, 2002
--------------------------------------------                  ------------------
Donald B. Henderson, Jr.                                      Date
Director

/s/ Thomas J. Meyer                        *                    January 23, 2002
--------------------------------------------                  ------------------
Henry J. Jacoby                                               Date
Director

/s/ Thomas J. Meyer                        *                    January 23, 2002
--------------------------------------------                  ------------------
David C. Porteous                                             Date
Director

/s/ Thomas J. Meyer                        *                    January 23, 2002
--------------------------------------------                  ------------------
Donald T. DeCarlo                                             Date
Director








* Thomas J. Meyer, Attorney In Fact

                                  EXHIBIT LIST
Exhibit
No.      Description

4.a. Form of the Perspective Focus Fixed and Variable Annuity Contract, attached hereto as EX-99.4a.

b. Specimen of Tax Sheltered Annuity Endorsement, attached hereto as EX-99.4b.

c.       Specimen of Retirement Plan Endorsement, attached hereto as EX-99.4c.

d. Specimen of Individual Retirement Annuity Endorsement, attached hereto as EX-99.4d.

e.       Specimen of Roth IRA Endorsement, attached hereto as EX-99.4e.

f. Form of Earnings Protection Benefit Endorsement, attached hereto as EX-99.4f.

g. Form of Maximum Anniversary Value Death Benefit Endorsement, attached hereto as EX-99.4g.

h. Form of 2% Contract Enhancement Endorsement, attached hereto as EX-99.4h.

i. Form of Waiver of Withdrawal Charges for Extended Care Endorsement, attached hereto as EX-99.4i.

9.       Opinion and Consent of Counsel, attached hereto.

14.      Power of Attorney, attached hereto.